Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Scotiabank reports solid second quarter earnings of $872 million with record revenues

            <<
            Second quarter financial measures compared to the same period a year ago:

            -   Earnings per share (diluted) of $0.81, compared to $0.97
            -   Net income of $872 million, versus $980 million
            -   Return on equity of 17.6%, compared to 21.4%
            -   Productivity ratio of 51.4%, versus 54.8%
            -   Quarterly dividend maintained at 49 cents per common share

            Year-to-date performance versus our 2009 financial and operational objectives was as follows:

            1.  Target: Earn a return on equity (ROE)(1) of 16 to 20%. For the six months, Scotiabank earned an ROE of 17.2%.

            2   Target: Generate growth in earnings per common share (diluted) of
                7 to 12%. Our year-over-year growth in earnings per share was negative 10%.

            3.  Target: Maintain a productivity ratio(1) of less than 58%.
                Scotiabank's ratio was 54.9% for the six months.

            4.  Target: Maintain strong capital ratios. At 9.6%, Scotiabank's Tier 1 capital ratio remains strong.

            ---------------------
            (1) Refer to non-GAAP measures discussion further below.
            >>

            TORONTO, May 28 /CNW/ - Scotiabank today announced its second quarter net income of $872 million, down $108 million or 11% compared with the same period last year. Quarter over quarter, net income increased $30 million or 4%.
            Diluted earnings per share (EPS) were $0.81 compared to $0.97 in the same period last year and $0.80 last quarter. Return on equity was 17.6% in the second quarter compared to 21.4% last year and 16.9% last quarter. A dividend of 49 cents per common share was announced.
            "We are pleased to report record revenue with strong top-line growth of
12% compared to the same period last year and 7% from the previous quarter.
Solid underlying performances in Canadian and International Banking and a record quarter from Scotia Capital allowed us to earn through higher credit provisions and a challenging economic environment, compared to last year,"
Rick Waugh, President and CEO, said. "These results support rankings from independent third parties that place Scotiabank among the strongest and most stable banks in the world.
            "Overall, net interest income grew as Scotiabank benefitted from a more stable interest margin in Canadian Banking and widening margins in Scotia
Capital and International Banking. As a result, the Bank is well positioned to capitalize on previous asset growth across all three business lines, as reflected by this quarter's year-over-year and quarter-over-quarter increases in revenue.
            "As expected, earnings were impacted by rising provisions for credit losses across all business lines due to the current economic environment, including an increase in our general allowance and a sectoral allowance for auto exposures. We are well prepared for this stage of the credit cycle, and our loan portfolios are performing within planned risk tolerances. We will continue to prudently manage exposures across industries and geographies.
            "Our strategy of diversifying across three growth platforms and geographies continues to deliver solid revenue growth in a challenging environment.
            "Canadian Banking recorded solid year-over-year growth in net interest income due to an increase in average assets - including mortgages, personal loans and credit card volumes. The business line also saw strong growth of 10%
or $8 billion in personal deposits.
            "International Banking's results benefitted from solid underlying growth in retail and commercial loans across the division, wider margins, continuing contributions from acquisitions and the positive impact of foreign currency translation.
            "Scotia Capital had a record quarter due to widening loan spreads and increased customer activity in corporate and investment banking, strong trading results - including in our fixed income and foreign exchange businesses - record results in ScotiaMoccatta, our world-class precious metals business, and a reduction in expenses.
            "Our capital strength and continued profitability provides sustainable support for our dividend, which we are maintaining at 49 cents per common share, and gives the Bank considerable flexibility to pursue growth across all our business lines.
            "Although the unpredictable impact of the global economy and ongoing uncertainty in financial markets will continue to put pressure on the Bank's results this year, we are confident that we have taken appropriate action to respond to current challenges.
            "With the solid results achieved during the first half of the year, the
Bank is maintaining the objectives established at the beginning of the year."

            <<
            FINANCIAL HIGHLIGHTS

                                                     As at and               For the
                                    for the three months ended      six months ended
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                                April 30 January 31   April 30   April 30   April 30
            (Unaudited)             2009       2009       2008       2009       2008
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            Operating results
             ($ millions)
            Net interest income    2,087      1,966      1,873      4,053      3,687
            Net interest
             income(TEB(1))        2,164      2,036      1,973      4,200      3,905
            Total revenue          3,596      3,351      3,172      6,947      6,011
            Total revenue(TEB(1))  3,673      3,421      3,272      7,094      6,229
            Provision for credit
             losses                  489        281        153        770        264
            Non-interest expenses  1,886      2,010      1,794      3,896      3,463
            Provision for income
             taxes                   319        190        209        509        402
            Provision for income
             taxes(TEB(1))           396        260        309        656        620
            Net income               872        842        980      1,714      1,815
            Net income available
             to common
             shareholders            821        805        958      1,626      1,772
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            Operating performance
            Basic earnings per
             share($)               0.81       0.80       0.97       1.61       1.80
            Diluted earnings per
             share($)               0.81       0.80       0.97       1.61       1.79
            Return on equity(1)
             (%)                    17.6       16.9       21.4       17.2       20.0
            Productivity ratio(%)
             (TEB(1))               51.4       58.7       54.8       54.9       55.6
            Net interest margin
             on total average
             assets (%) (TEB(1))    1.71       1.53       1.76       1.61       1.78
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            Balance sheet
             information
             ($ millions)
            Cash resources and
             securities          146,060    131,380    129,749
            Loans and
             acceptances         296,740    304,278    267,875
            Total assets         513,567    509,829    452,573
            Deposits             346,860    346,570    322,438
            Preferred shares       3,710      3,710      2,210
            Common shareholders'
             equity               19,198     19,103     18,213
            Assets under
             administration      196,773    191,826    202,266
            Assets under
             management           35,449     34,264     32,917
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            Capital measures
            Tier 1 capital
             ratio (%)               9.6        9.5        9.6
            Total capital
             ratio (%)              11.8       11.4       11.7
            Tangible common
             equity to
             risk-weighted
             assets(1) (%)           7.7        7.8        7.5
            Risk-weighted assets
             ($ millions)        241,837    239,660    218,878
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            Credit quality
            Net impaired
             loans(2)
             ($ millions)          2,179      1,602        845
            General allowance
             for credit losses
             ($ millions)          1,350      1,323      1,323
            Sectoral allowance
             ($ millions)             60          -          -
            Net impaired loans
             as a % of loans
             and acceptances(2)     0.73       0.53       0.32
            Specific provision
             for credit losses
             as a % of average
             loans and
             acceptances
             (annualized)           0.56       0.37       0.24       0.46       0.21
            -------------------------------------------------------------------------
            Common share
             information
            Share price ($)
              High                 35.85      40.68      50.00      40.68      54.00
              Low                  23.99      27.35      42.00      23.99      42.00
              Close                33.94      29.67      47.82
            Shares outstanding
             (millions)
              Average - Basic      1,014      1,001        986      1,007        985
              Average - Diluted    1,016      1,003        992      1,010        992
              End of period        1,017      1,012        987
            Dividends per
             share($)               0.49       0.49       0.47       0.98       0.94
            Dividend yield (%)       6.6        5.8        4.1        6.1        3.9
            Market
             capitalization
             ($ millions)         34,518     30,039     47,194
            Book value per
             common share($)       18.88      18.87      18.45
            Market value to book
             value multiple          1.8        1.6        2.6
            Price to earnings
             multiple (trailing
             4 quarters)            11.8        9.8       12.7
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            Other information
            Employees             67,698     69,451     62,143
            Branches and offices   2,683      2,696      2,529
            -------------------------------------------------------------------------
            (1) Non-GAAP measure. Refer to further below for a discussion of these measures.
            (2) Net impaired loans are impaired loans less the specific allowance for credit losses.

            ACHIEVEMENTS

            Canadian Banking

            -   On March 10, Scotiabank introduced Scotia iTRADE, a new online investing offering that brings together the strength of E(x)TRADE,
                Canada's leading edge trading platform, and the solid value of Scotia
                Capital's research and analysis. This re-brand has been very successful, with new account growth up 17% versus the prior quarter.

            -   Scotiabank has experienced strong growth in personal deposits year to date (April 09) with $4.6 billion growth, nearly $1 billion more than the same period last year.

            -   The Toronto Customer Contact Centre achieved the prestigious Platinum level Contact Center Employer of Choice(R) (CCEOC) designation for
                2009. It attained the highest score of any financial institution and we are the only bank in North America to currently hold this designation. The CCEOC designation has created a competitive advantage for attracting, retaining and motivating top talent.

            -   In March, Scotiabank introduced a new credit card supported by an extensive bank-wide marketing campaign. The new Scotia Momentum VISA card offers two per cent cash back on everyday purchases at gas stations, grocery stores and drug stores, and on recurring payments.
                This unique new program has been enthusiastically embraced by both our sales teams and our customers, with new card sales volumes meeting our marketing plan objectives, and exceeding those of previous Scotiabank credit card launches.

            -   The annual Cormex Research report found for the third straight year,
                Scotiabank dominated the industry for total media coverage from sponsorship and community support initiatives; our share of voice was
                45% among the top six banks.

            International Banking

            -   In February, we completed the acquisition of an additional 24%
                interest in Thanachart Bank in Thailand, bringing our ownership to
                49%.

            -   We launched ScotiaCredit as the brand for our consumer finance initiatives in Peru, combining our existing business and that acquired with Banco del Trabajo.

            -   In Jamaica we were acknowledged for 2009 as Best Emerging Market Bank by Global Finance and as Best Banking Group by World Finance.

            -   In Costa Rica we were awarded Best Emerging Market Bank by Global
                Finance for 2009.

            Scotia Capital

            -   The equity deal for Manulife Financial Corporation led by Scotia
                Capital in December 2008 received the prestigious award for Equity
                Deal of the Year in the Americas for 2008 by The Banker magazine.

            -   Global Finance named Scotia Capital the Best Investment Bank in
                Canada and the Best Bank in Infrastructure Globally, in 2008.

            -   Scotia Capital was the Lead Arranger of a $350 million credit facility supporting the acquisition of Aeropuertos Dominicanos Siglo
                XXI by Advent International Corporation. This landmark deal represents the largest syndicated bank loan executed in the Dominican
                Republic and was awarded Euromoney Latin Finance magazine's
                Acquisition Deal of the Year for 2008.

            -   Scotia Capital acted as Sole Lead Arranger and Sole Bookrunner for two credit facilities for Pembina Pipeline Corporation totaling $300 million used to acquire a gas gathering/processing system. Scotia
                Capital was also the Sole Bookrunner on a $165 million treasury offering of trust units, as part of the acquisition.

            -   Scotia Capital acted as Lead Arranger, Sole Bookrunner and
                Administrative Agent on a 364-day Senior Secured Revolving Credit
                Facility valued at US$600 million for Aberdeen Asia-Pacific Income
                Fund Inc.
            >>

            Employee highlights

            Scotiabank has made it easier for employees to balance work, family and other lifestyle commitments or choices with the launch of its enhanced
Flexible Work Options policy. Major changes to the policy, which was first introduced in 1996, include the introduction of a phased retirement option, which gives eligible employees the opportunity to move from full-time to part-time employment as a structured prelude to retirement, while continuing to earn full-time pension credits and maintain full-time coverage for selected benefits.

            Community involvement

            Scotiabank recognized National Mental Health Week, May 4-10, by announcing a significant donation to the Centre for Addiction and Mental
Health (CAMH), and by establishing a partnership with CAMH's Employment
Support and Development (ESD) program. Together, Scotiabank and CAMH will assist people who have mental health and addiction histories to secure and retain employment opportunities by offering counseling, skills training and ongoing professional support.

            MANAGEMENT'S DISCUSSION & ANALYSIS

            <<
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            Forward-looking statements
            >>

            Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
            By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties;
the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2008 Annual Report.
            The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
            The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing these sections.

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            Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

            <<
            2009 Objectives - Our Balanced Scorecard

            Financial

            -   Return on equity of 16-20%
            -   Diluted earnings per share growth of 7-12%
            -   Long-term shareholder value through increases in dividends and stock price appreciation

            Operational

            -   Productivity ratio of less than 58%
            -   Sound ratings
            -   Strong practices in corporate governance and compliance processes
            -   Maintain strong capital ratios

            Customer

            -   High levels of customer satisfaction and loyalty
            -   Deeper relationship with existing customers
            -   New customer acquisition

            People

            -   High levels of employee satisfaction and engagement
            -   Enhance diversity of workforce
            -   Commitment to corporate social responsibility and strong community involvement
            >>

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            Non-GAAP Measures

            The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis further below. They are defined below:

            Taxable equivalent basis

            The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is
$77 million versus $100 million in the same quarter last year and $70 million last quarter. For the six months, the TEB gross-up to net interest income and the provision for income taxes was $147 million compared to $218 million for the same period last year.
            For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

            Productivity ratio (TEB)

            Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

            Net interest margin on total average assets (TEB)

            This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

            Operating leverage

            The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

            Return on equity

            Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders'
equity. The Bank calculates its return on equity using average common shareholders' equity, which includes common stock, retained earnings and accumulated other comprehensive income.

            Economic equity and return on economic equity

            For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.
            The Bank's economic capital methodologies and attribution models are currently under review.

            Tangible common equity to risk-weighted assets

            Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other acquisition-related intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
            Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of
Financial Institutions Canada (OSFI).

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            Group Financial Performance and Financial Condition

            Scotiabank's net income was $872 million in the second quarter, down $108 million or 11% from the same period a year ago, but up $30 million or 4% from the first quarter.
            Compared to the same period last year, the Bank's results reflect higher net interest and fee income from asset and customer account growth, strong trading revenues and increased securitization revenue, as well as the positive impact of foreign currency translation. These items were more than offset by increases in provisions for credit losses, writedowns on securities other than trading, liquidity costs and expenses, and the impact of a higher effective income tax rate.
            Quarter over quarter, the increase in net income was due mainly to growth in net interest income, stronger trading and securitization revenues, and a reduction in non-interest expenses. These were mostly offset by higher provisions for credit losses and the impact of a higher effective income tax rate.
            Net income for the six months was $1,714 million, $101 million or 6%
lower than the same period last year. Higher net interest income from asset growth, strong results from capital markets businesses, increased securitization revenues and the positive impact of foreign currency translation were more than offset by higher provisions for credit losses, and writedowns on securities, increases in expenses and the impact of a higher effective tax rate.

            Total revenue

            This quarter, total revenue (on a taxable equivalent basis) was a record
$3,673 million, up $401 million or 12% from the same quarter last year. The increase was attributable to growth in net interest income, strong capital markets revenues, higher securitization and transaction-based revenues, and the positive impact of foreign currency translation. These were partly offset by increased writedowns on securities other than trading and a decline in wealth management revenues due to current market conditions.
            Compared with last quarter, total revenues rose $252 million or 7%, due mainly to higher net interest income, increased trading and securitization revenues, and lower writedowns on securities, partly offset by lower investment banking revenues.
            For the six months, total revenue of $7,094 million was $865 million or
14% higher than the same period last year, due primarily to strong capital markets revenues, increased securitization revenues and credit and transaction-based fees, higher interest income and the positive impact of foreign currency translation. These items were partly offset by higher writedowns on securities and lower wealth management revenues due to current market conditions.

            Net interest income

            This quarter's net interest income (on a taxable equivalent basis) was
$2,164 million, up $191 million or 10% over the same quarter last year. The increase was driven by asset growth, the positive impact of foreign currency translation and the favourable change in fair value of financial instruments used for asset/liability management purposes, partly offset by a compressed margin and lower tax-exempt income.
            Net interest income (on a taxable equivalent basis) grew $128 million or
6% from the first quarter. The increase was attributable mainly to the favourable change in fair value of financial instruments used for asset/liability management, partly offset by the impact of the shorter second quarter.
            For the six months, net interest income (on a taxable equivalent basis)
rose to $4,200 million, up $295 million or 8% from the same period last year, driven by asset growth, the positive impact of fair value changes in financial instruments used for asset/liability management purposes, and the favourable impact of foreign currency translation, partly offset by a lower margin and lower tax-exempt income.
            The Bank's net interest margin, at 1.71% in the second quarter, was down from 1.76% in the same quarter of last year, but up from 1.53% in the first quarter. Compared to the prior year, the reduction in the margin was due to the significant decline in interest rates and the impact of assets repricing faster than liabilities, the increased cost of liquidity, and growth in non-earning assets. This was partly offset by the positive impact of fair value changes of financial instruments used for asset/liability management and the widening of corporate lending spreads. The quarter-over-quarter improvement was due primarily to a favourable change in fair values of financial instruments used for asset/liability management purposes. The continuation of widening corporate lending spreads in Scotia Capital mostly offset by the ongoing relatively higher costs of funding. Overall, the margins remain compressed due to re-pricing mismatches between assets and liabilities in a falling rate environment.

            Other income

            Other income was a record $1,509 million this quarter, up 16% or $210 million from $1,299 million in the same quarter last year. The primary drivers of the increase were higher securitization revenues and strong trading results. There were also higher credit fees, investment banking and other transaction-based revenues, and a positive impact of foreign currency translation. These items were partly offset by a higher level of writedowns on securities and lower wealth management fees.
            Quarter-over-quarter, other income was up $124 million or 9%, due primarily to higher securitization revenues, increased trading revenues, in particular strong fixed income securities trading and lower derivatives trading losses, lower writedowns on securities and higher credit fees, partly offset by lower underwriting and mutual fund fees and lower realized gains on securities.
            For the six months, other income was $2,894 million, an increase of $570 million or 25% from the same period last year. The results reflected a strong contribution from capital markets revenues, higher securitization revenues to take advantage of favourable funding terms, the positive impact of foreign currency translation, and higher credit fees from strong debt origination activities. There was also growth across most categories of transaction-based revenues from increased customer activity. These items were partly offset by increased writedowns on securities and weaker wealth management revenues caused by current market conditions.

            Provision for credit losses

            The provision for credit losses was $489 million this quarter, an increase of $336 million from the same period last year and $208 million above last quarter. This quarter's provision is comprised of $402 million in specific provisions, an increase of $27 million in the general allowance, and a $60 million sectoral allowance established to reflect the deterioration in the automotive industry sector. The higher level of provisions this quarter compared to a year ago reflects increased provisions in all three business lines. Further discussion on credit risk is provided below.

            Non-interest expenses and productivity

            Non-interest expenses were $1,886 million this quarter, $92 million or 5%
higher than the same period last year, partly from the unfavourable impact of
$44 million from foreign currency translation. Acquisitions accounted for an additional $70 million of the increase in expenses. Underlying expenses were down, mainly reflecting lower stock and performance-based compensation and decreases in advertising and professional expenses. Partly offsetting these factors was growth in salaries and premises costs that are reflective of investments in new branches in Canada and Mexico during 2008.
            Non-interest expenses were $124 million lower than the first quarter.
This decrease was primarily attributable to lower stock and performance-based compensation, primarily in Scotia Capital. The remaining decline in salaries and benefits was primarily from three fewer days in the quarter and lower staffing levels. There were also decreases in advertising and business development, technology costs and business and capital taxes, reflecting timing and an ongoing focus on expense management.
            Year to date, non-interest expenses were $433 million or 13% higher than the same period last year. The negative impact of foreign currency translation accounted for $103 million, while acquisitions contributed $164 million. The remaining increases in salaries, premises and technology expenses reflected the impact of prior-year branch expansion, business initiatives and volume-related expenses.
            The productivity ratio, a measure of the Bank's efficiency, was 51.4%, an improvement from 54.8% in the same quarter last year and 58.7% last quarter.
The Bank's operating leverage this quarter was 7.1% year over year. On a year-to-date basis, operating leverage was 1.4%.

            Taxes

            The effective tax rate for this quarter was 26.1%, up from 17.0% in the same quarter last year and 17.9% in the first quarter. The increase from a year ago was due primarily to reduced levels of income in lower tax rate jurisdictions, decreased tax-exempt income and future tax asset adjustments, partly offset by a reduction in statutory tax rates in Canada. Compared to the previous quarter, the increase was due primarily to reduced levels of income in lower tax rate jurisdictions.
            The tax rate for the six months was 22.3% compared to 17.6% for the same period last year, due primarily to lower tax-exempt income and proportionately smaller contributions from lower tax rate jurisdictions, partly offset by a reduction in statutory tax rates in Canada.

            Risk management

            The Bank's risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2008 Annual Report.

            Credit risk

            The specific provision for credit losses was $402 million this quarter, compared to $153 million in the same period last year and $281 million in the previous quarter.
            The specific provision for credit losses was $178 million in the Canadian
Banking portfolios, up from $102 million in the same quarter last year and
$155 million last quarter. Retail provisions increased year over year due primarily to the indirect automotive portfolio, including Scotia Dealer
Advantage and Scotia Plan Loans. Provisions related to commercial and small business banking were also up year over year. The increase from the previous quarter was related primarily to commercial and small business banking.
            International Banking's specific provision for credit losses was $115 million in the second quarter, compared to $60 million in the same period last year and $116 million last quarter. Retail provisions experienced an upward trend, although new initiatives and resources have helped moderate the effect of weakening global economic conditions. Increased provisions compared to the same quarter last year were also reflective of acquisition-related retail asset growth, mainly in Peru. These increases were offset by the reversal of a
$29 million in provisions no longer required for certain retail portfolios in
Mexico. Quarter over quarter, provisions were flat as increased retail provisions and lower levels of reversals and recoveries in commercial portfolios were offset by a decrease in commercial provisions, and reversal of the retail provision no longer required.
            Scotia Capital's specific provision for credit losses was $109 million this quarter, compared to net reversals of $9 million in the same period last year and net provisions of $10 million in the prior quarter. The increase was primarily related to one large U.S. account and to a few smaller accounts in the U.S. and Canada.
            Total net impaired loans, after deducting the allowance for specific credit losses, were $2,179 million as at April 30, 2009, an increase of $577 million from last quarter. The increase was distributed broadly across all three business lines.
            The general allowance for credit losses was $1,350 million as at April
30, 2009, up $27 million from last quarter. In addition to the general allowance, a new sectoral allowance of $60 million was established to reflect the deterioration in the automotive industry. Of the $60 million sectoral allowance established for the automotive industry sector, $50 million related to Scotia Capital and the balance related to Canadian Banking.

            Automotive industry exposure

            The Bank's direct (corporate and commercial) loan exposure to the North
American and European automotive industry comprised the following:

            <<
                                                                        As at
            -------------------------------------------------------------------------
                                                                 April 30 January 31
            ($ billions)                                             2009       2009
            -------------------------------------------------------------------------
            Original equipment manufacturers (OEMs)              $    0.2   $    0.6
            Financing and leasing                                     1.1        1.2
            Parts manufacturers                                       0.8        0.8
            Dealers                                                   2.9        3.0
            -------------------------------------------------------------------------
            Total                                                $    5.0   $    5.6
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Approximately 33% of this exposure is rated investment grade, either externally or based on the Bank's internal rating program, down from 54% the previous quarter. Loans are typically senior in the capital structure of the borrowers. The reduction in the percentage of investment grade exposure was expected in part as the result of the repayment of one large OEM investment grade account and portfolio migration. The year-to-date loss ratio on this portfolio - specific loan losses as a percentage of average loan exposures -
was 22 basis points annualized.
            The Bank is actively managing its exposure to this sector. The Bank's exposure is focused on large multi-dealer relationships and
parts-manufacturing customers with geographic and OEM diversity, and has contained its exposure to North American OEMs. Regular stress tests are performed on the Bank's non-retail automotive exposures covering a number of different scenarios, including the default of the North American OEMs and its impact on part suppliers, financing companies and dealers.
            The North American OEMs are moving towards a restructuring which contemplates reduced future production and contraction of North American operations. As a result of these events, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters.

            Consumer auto-based securities

            The Bank holds $8.2 billion (October 31, 2008 - $7.8 billion) of consumer auto-based securities which are classified as available-for-sale. These securities are almost all loan-based securities, with only 5% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans), which are primarily acquired through a
US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of approximately two years, and was modified last year to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of over collateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller's overall managed portfolio.
            The Bank conducts periodic stress tests on the loan-based securities.
Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank's risk tolerance level. Approximately
88% of these securities are externally rated AAA and have a weighted average life of approximately two years.
            These securities are carried at fair value, with the change in fair value recorded in other comprehensive income. The Bank has recorded a pre-tax cumulative unrealized loss of $328 million in accumulated other comprehensive income (AOCI) (October 31, 2008 - $272 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity, these unrealized losses are considered temporary in nature.

            Other

            In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-Bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on multi-seller conduits sponsored by the Bank (below) and liquidity facilities provided to non-Bank sponsored conduits (below).

            Market risk

            Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the second quarter, the average one-day VaR was $16.0 million compared to $14.6 million for the same quarter last year. Increased market volatility during the year resulted in an increase in interest rate, equity and foreign exchange risk factor VaRs, partially offset by an increase in the diversification between the factors. Compared to the previous quarter, the average one-day VaR decreased from $21.7 million to $16.0 million due primarily to reduced interest rate risk as well as lower equity and commodity risk.

            <<
                                                  Average for the three months ended
                                                  -----------------------------------
                                                      April 30 January 31   April 30
            Risk Factor ($ millions)                      2009       2009       2008
            -------------------------------------------------------------------------
            Interest rate                             $   15.9   $   19.7   $   12.8
            Equities                                       4.0        5.3        3.0
            Foreign exchange                               2.2        2.3        1.3
            Commodities                                    2.9        3.9        3.6
            Diversification                               (9.0)      (9.5)      (6.1)
            -------------------------------------------------------------------------
            All-Bank VaR                              $   16.0   $   21.7   $   14.6
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            There were nine trading loss days in the second quarter, compared to eight days in the previous quarter. The losses were well within the range predicted by VaR.

            Liquidity risk

            The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at April 30, 2009, liquid assets were $122 billion or 24% of total assets, compared to $108 billion or 21% of total assets as at January
31, 2009. These assets consist of securities, 71%, and cash and deposits with banks, 29% (January 31, 2009 - 67% and 33%, respectively).
            In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at April 30, 2009, total assets pledged or sold under repurchase agreements were $99 billion, compared to $91 billion as at January 31, 2009.
            The quarter-over-quarter increase was attributable to an increase in securities sold under repurchase agreements.

            Related party transactions

            There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 82 and 134 of the 2008 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

            Balance sheet

            The Bank's total assets as at April 30, 2009 were $514 billion, up $6 billion from October 31, 2008, including a $2 billion negative impact from foreign currency translation. Growth in securities was offset by reductions in loans, cash resources, securities purchased under resale agreements and derivative instrument assets.
            Total securities increased by $24 billion from October 31, 2008. Trading securities and available-for-sale securities increased $13 billion and $9 billion, respectively, with both increases due primarily to higher holdings of
Canadian government debt securities. Equity accounted investments increased $2 billion due mainly to the purchase of a significant interest in CI Financial
Corp. (CI Financial).
            As at April 30, 2009, the unrealized loss on available-for-sale securities was $1,508 million, a decrease of $65 million from last quarter.
This was due mainly to writedowns on some equity securities and improvements in the market values of equities and Canadian and foreign government debt securities, offset by further declines in the value of corporate debt securities, including collateralized loan obligations.
            The Bank's loan portfolio decreased $4 billion from October 31, 2008, including the negative impact of $1 billion from foreign currency translation.
On the retail lending side, residential mortgage growth in Canadian Banking of
$4 billion was offset by securitizations of $9 billion relating to the Bank's participation in the Canadian government's CMB and insured Mortgage Purchase
Program. Personal loans were up $2 billion, primarily in Canada. Business and government loans decreased by $1 billion.
            Total liabilities were $491 billion as at April 30, 2009, an increase of
$5 billion from October 31, 2008, including a $2 billion negative impact from foreign currency translation. Increases in obligations related to securities sold under repurchase agreements, obligations related to securities sold short, and subordinated debentures were offset by a reduction in other liabilities, primarily cash collateral received from customers.
            Personal deposits increased by $6 billion, due to growth in GICs and high-interest savings accounts in Canada and in international locations, particularly Peru. This growth was offset by reductions in deposits by businesses, governments and banks.
            Total shareholders' equity increased $1.3 billion from October 31, 2008.
The increase was due primarily to internal capital generation of $630 million and the issuance of $800 million common shares and $850 million preferred shares, offset by an increase of $1 billion in accumulated other comprehensive losses. The latter was due to higher unrealized losses on available-for-sale securities and an increase in unrealized foreign exchange losses from the strengthening of the Canadian dollar.

            Capital management

            Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank's capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures.
The Bank's capital management practices were unchanged from those outlined on pages 38 to 42 of the 2008 Annual Report.

            Capital ratios

            The Bank continues to maintain a strong capital position. The Tier 1 and
Total capital ratios as at April 30, 2009, were 9.6% and 11.8%, respectively, compared to 9.5% and 11.4% at January 31, 2009.
            The increase in Tier 1 capital ratio this quarter was largely the result of the impact of an increase in internally generated capital, including share issuances through the dividend reinvestment plan, partly offset by growth in risk-weighted assets. The quarter-over-quarter increase in the Total capital ratio was a result of the factors mentioned above, as well as the issuance of
$1 billion of subordinated debentures in the quarter.
            The tangible common equity (TCE) ratio was 7.7% as at April 30, 2009.

            Financial instruments

            Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
            The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2008 Annual Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
            During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
            Total derivative notional amounts were $1,600 billion as at April 30,
2009, compared to $1,562 billion as at October 31, 2008, with the increase in interest rate derivatives partially offset by a decline in foreign exchange derivative contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged.
The credit equivalent amount, after taking into account master netting arrangements, was $22.4 billion, compared to $28.5 billion last year end.

            Selected credit instruments

            Mortgage-backed securities

            Non-trading portfolio

            Total mortgage-backed securities held as available-for-sale securities represent approximately 1% of the Bank's total assets as at April 30, 2009, and are shown in the table below. Exposure to U.S. subprime mortgage risk is nominal.

            Trading portfolio

            Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank's total assets as at April 30, 2009, and are shown in the table below.

            <<
            Mortgage-backed securities

                                                                As at April 30, 2009
                                                             ------------------------
                                                              Non-trading    Trading
            Carrying value ($ millions)                         portfolio  portfolio
            -------------------------------------------------------------------------
            Canadian NHA mortgage-backed securities(1)           $  5,838   $    283
            Commercial mortgage-backed securities                    65(2)      45(3)
            Other residential mortgage-backed securities              108          -
            -------------------------------------------------------------------------
            Total                                                $  6,011   $    328
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                              As at October 31, 2008
                                                             ------------------------
                                                              Non-trading    Trading
            Carrying value ($ millions)                         portfolio  portfolio
            -------------------------------------------------------------------------
            Canadian NHA mortgage-backed securities(1)           $  6,294   $    184
            Commercial mortgage-backed securities                   123(2)      47(3)
            Other residential mortgage-backed securities               55          -
            -------------------------------------------------------------------------
            Total                                                $  6,472   $    231
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
            (2) The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.
            (3) The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
            >>

            Montreal Accord Asset-Backed Commercial Paper (ABCP)

            As a result of the Montreal Accord ABCP restructuring, in the first quarter, the Bank received longer-dated securities which are classified as available-for-sale. Approximately 80% of the new notes are A-rated Class A-1 and A-2 notes. The Bank's carrying value of $144 million represents approximately 62% of par value. Taking into account current market conditions, the Bank has not recorded any net gain or loss in the current quarter.
            As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank's portion of the facility is $200 million; it is currently undrawn.

            Collateralized debt obligations and collateralized loan obligations

            Non-trading portfolio

            The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.
These investments are carried at fair value on the Bank's Consolidated Balance
Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in other comprehensive income, unless there has been an other-than-temporary decline in fair value, which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income.
            Substantially all of the referenced assets of the Bank's CDO and CLO investments are corporate exposures, with no U.S. mortgage-backed securities.
            As at April 30, 2009, the remaining exposure to CDOs was $393 million
(October 31, 2008 - $420 million), of which $105 million is included in accumulated other comprehensive income (AOCI) (October 31, 2008 - $83 million). The year-to-date change included the impact of the maturity of a
CDO, foreign currency translation, and current fair value changes. This portfolio is well diversified, with an average individual CDO holding of $14 million, and no single industry exceeding 25% of the referenced portfolio on a weighted average basis. Based on their carrying values, these CDOs have a weighted average rating of A. More than 14% of these investment holdings are senior tranches with subordination of 10% or more, and 13% of the investments are in equity tranches.
            During the current quarter, the Bank recorded a pre-tax gain of $2 million in net income (three months ended April 30, 2008 - loss of $51 million) and a pre-tax loss of $5 million in other comprehensive income (three months ended April 30, 2008 - loss of $26 million), reflecting changes in the fair value of the CDOs.
            As at April 30, 2009, the fair value of the Bank's investments in CLOs was $439 million (October 31, 2008 - $660 million), net of $651 million recorded in AOCI (October 31, 2008 - $436 million). This portfolio is well diversified with an average individual CLO holding of $5 million, and no single industry exceeding 14% of the referenced portfolio on a weighted average basis. Based on carrying values, these CLOs have a weighted average rating of AA. More than 93% of these investment holdings are senior tranches with subordination of 10% or more. Only 3% of the investments are in equity tranches.
            During the current quarter, the Bank recorded a pre-tax loss of $2 million in net income (three months ended April 30, 2008 - nil) and a pre-tax loss of $56 million in other comprehensive income (three months ended April
30, 2008 - loss of $79 million), reflecting changes in the fair value of the
CLOs. Although these investments have experienced a decline in fair value, the
Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity. These unrealized losses are considered temporary in nature.
            The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at April 30, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $10 million in income and $14 million in other comprehensive income.

            Trading portfolio

            The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

            <<
                                                                As at April 30, 2009
                                                             ------------------------
                                                                           Positive/
                                                                 Notional  (negative)
            Outstanding ($ millions)                               amount fair value
            -------------------------------------------------------------------------
            CDOs - sold protection                               $  6,508   $ (2,725)
            CDOs - purchased protection                          $  6,561   $  3,141
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                              As at October 31, 2008
                                                             ------------------------
                                                                           Positive/
                                                                 Notional  (negative)
            Outstanding ($ millions)                               amount fair value
            -------------------------------------------------------------------------
            CDOs - sold protection                               $  6,647   $ (3,368)
            CDOs - purchased protection                          $  6,550   $  3,187
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of
CDOs/CDSs is changes in credit spreads. Based on positions held at April 30,
2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $15 million in income.
            More than 81% of the Bank's credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. Approximately 51% of the CDO exposures are investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

            Exposure to monoline insurers

            The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $2.1 billion (October 31, 2008 - $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The
Bank's public finance exposures of $0.9 billion (October 31, 2008 - $1.5 billion) was primarily to U.S. municipalities and states. Approximately 93% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
            Other indirect exposures to monoline insurers were $1.2 billion (October
31, 2008 - $1.3 billion). These exposures are primarily comprised of $0.9 billion (October 31, 2008 - $0.9 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S. multi-seller conduit (as discussed below in the section on multi-seller conduits sponsored by the Bank). During the quarter, both monoline insurers were downgraded by two rating agencies, one of which rated the two monoline insurers as non-investment grade.

            Exposure to Alt-A

            In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at April 30, 2009, the Bank had insignificant indirect exposure to
U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.

            Leveraged loans

            The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank's exposure to highly leveraged loans awaiting syndication as at April 30, 2009, was nominal.

            Auction-rate securities

            Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.

            Off-balance sheet arrangements

            In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank's results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

            Multi-seller conduits sponsored by the Bank

            The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $25 million in the second quarter, compared to $15 million in the same quarter last year.
            As further described below, the Bank's exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the
Bank to consolidate the assets and liabilities of the conduits, at fair value.
Funded asset levels in these conduits continued to decline this quarter as assets amortized and were paid down.

            Canada

            The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $2.9 billion as at April 30, 2009 (October 31, 2008 - $4.3 billion). As at April 30, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $2.5 billion (October 31, 2008 - $3.8 billion), and the Bank held approximately 15% of the total commercial paper issued by these conduits. The following table presents a summary of assets held by the
Bank's two Canadian multi-seller conduits as at April 30, 2009, and October
31, 2008, by underlying exposure:

            <<
                                                           As at April 30, 2009
                                                     --------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Auto loans/leases                          $ 1,171   $    278   $  1,449
            Equipment loans/leases                         974         76      1,050
            Trade receivables                              165         59        224
            Canadian residential mortgages                  79          2         81
            Retirement savings plan loans                  119          2        121
            -------------------------------------------------------------------------
            Total(3)                                   $ 2,508   $    417   $  2,925
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                          As at October 31, 2008
                                                     --------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Auto loans/leases                         $  2,204   $    299   $  2,503
            Equipment loans/leases                         969         63      1,032
            Trade receivables                              205         91        296
            Canadian residential mortgages                  89          2         91
            Retirement savings plan loans                  156          3        159
            Loans to closed-end mutual funds               161         91        252
            -------------------------------------------------------------------------
            Total(3)                                  $  3,784   $    549   $  4,333
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Funded assets are reflected at original cost.
            (2) Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.
            (3) These assets are substantially sourced from Canada.
            >>

            Substantially all of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 11% of the funded assets were externally rated AAA as at April 30, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank's internal rating program. There were no non-investment grade assets held in these conduits as at April 30, 2009. The funded assets have a weighted average repayment period of approximately 1.1 years, with 64% maturing within three years. There is no exposure to U.S. subprime mortgage risk within these two conduits.

            United States

            The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $9.8 billion as at April 30, 2009 (October 31, 2008 - $12.8 billion). As at April 30, 2009, total commercial paper outstanding for the
U.S.-based conduit administered by the Bank was $5.6 billion (October 31, 2008
- $8.4 billion), and the Bank held less than 0.1% of the commercial paper issued by this conduit.
            A significant portion of the conduit's assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank's liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.
            The following table presents a summary of assets purchased and held by the Bank's U.S. multi-seller conduit as at April 30, 2009 and October 31, 2008 by underlying exposure:

            <<
                                                           As at April 30, 2009
                                                     --------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Credit card/consumer receivables          $     85   $     40   $    125
            Auto loans/leases                            2,420      1,022      3,442
            Trade receivables                            1,618      2,239      3,857
            Loans to closed-end mutual funds               154        868      1,022
            Diversified asset-backed securities            889         18        907
            Corporate loans(3)                             399         37        436
            -------------------------------------------------------------------------
            Total(4)                                  $  5,565   $  4,224   $  9,789
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                          As at October 31, 2008
                                                     --------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Credit card/consumer receivables          $  1,318   $    641   $  1,959
            Auto loans/leases                            2,894      1,160      4,054
            Trade receivables                            2,161      1,855      4,016
            Loans to closed-end mutual funds               690        652      1,342
            Diversified asset-backed securities            932         19        951
            Corporate loans(3)                             417         50        467
            -------------------------------------------------------------------------
            Total(4)                                  $  8,412   $  4,377   $ 12,789
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Funded assets are reflected at original cost.
            (2) Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.
            (3) These assets represent secured loans that are externally rated investment grade.
            (4) These assets are sourced from the U.S.
            >>

            As at April 30, 2009, approximately 74% of the conduit's funded assets were rated A or higher, either externally (30%) or based on the Bank's internal rating program (44%). There were no non-investment grade assets held in this conduit as at April 30, 2009. The funded assets have a weighted average repayment period of approximately 1.4 years, with 56% maturing within five years.
            The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. Exposure to U.S. subprime mortgage risk within these securities was nominal at approximately $26 million as at April 30, 2009 (October 31,
2008 - $28 million). These pools are guaranteed by monoline insurers and were rated investment grade based on the Bank's internal rating program as at April
30, 2009. Without these guarantees, certain of the underlying assets of the diversified asset-backed securities would not be rated investment grade.
            During the current quarter, there were external rating downgrades to these monoline insurers (refer to Exposure to monoline insurers above). Based on the Bank's assessment of the current events, the accounting for this conduit remains unchanged.

            Liquidity facilities provided to non-Bank sponsored conduits

            For conduits not administered by the Bank, liquidity facilities totaled
$1.1 billion as at April 30, 2009 (October 31, 2008 - $1.2 billion), all of which were for U.S. third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 72% of these assets are externally rated AAA/AA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. There is no exposure to U.S. subprime mortgage risk.

            Funding vehicles

            The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has two such SPEs -
Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust - that are
VIEs and are not consolidated on the Bank's balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust
Subordinated Notes issued by the trusts are not reported on the Consolidated
Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust
are reported in deposits. Total deposits recorded by the Bank as at April 30,
2009, from these trusts were $3.4 billion, unchanged from October 31, 2008.
The Bank recorded interest expense of $50 million on these deposits for the three months ended April 30, 2009, compared to $49 million for the three months ended April 30, 2008.

            Other off-balance sheet arrangements

            The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $4.4 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $18.9 billion as at April 30, 2009, compared to $16.4 billion as at January 31, 2009.
            Guarantees and other indirect commitments decreased 11% from October 31,
2008. Fees from guarantees and loan commitment arrangements recorded in other income were $95 million in the three-month period ended April 30, 2009, compared to $85 million in the previous quarter.

            Common dividend

            The Board of Directors, at its meeting on May 28, 2009, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of July 7, 2009, and is payable July 29,
2009.

            Accounting policies and estimates

            The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2008 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. Refer to Note 1 of the interim financial statements for the changes in accounting policies adopted by the Bank in 2009, which relate to the definitions of goodwill and intangibles and result in a reclassification of certain software costs to intangibles.
            The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2008 Annual Report.

            Transition to International Financial Reporting Standards (IFRS)

            Canadian GAAP for publicly accountable enterprises will be replaced with
IFRS for fiscal years beginning January 1, 2011. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. In order to prepare for the transition to IFRS, the Bank has developed an implementation plan and has established a formal governance structure which includes senior levels of management from all relevant departments. In addition, the Bank has commenced assessing the impact of significant accounting differences between IFRS and Canadian GAAP, including analyzing the impact on business processes, systems, and internal control over financial reporting. Further updates on implementation progress and the potential reporting impact from the adoption of IFRS will be provided in the interim and annual reports going forward until full implementation in 2012.

            Changes in internal control over financial reporting

            There have been no changes in the Bank's internal controls over financial reporting during the quarter ended April 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

            Outlook

            There are signs that the unprecedented monetary and fiscal stimulus announced by many governments is beginning to have a positive impact. Business and household confidence has shown signs of improving and capital and commodity markets have strengthened - although there is a need for substantial restructuring in a number of sectors. With purchasing power being bolstered by low interest rates, debt refinancing, price discounting and lower energy costs, there is an increasing likelihood that global economic growth will re-emerge in the second half of 2009 and gather strength next year.
            With the solid results achieved during the first half of the year, the
Bank is maintaining the objectives established at the beginning of the year.

            <<
            Business Segment Review

            Canadian Banking

                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(1)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(2)          $  1,147   $  1,146   $  1,051   $  2,293   $  2,042
            Provision for
             credit losses           188        155        102        343        193
            Other income             524        556        537      1,080      1,056
            Non-interest
             expenses                899        934        890      1,833      1,779
            Provision for
             income taxes            174        175        174        349        331
            -------------------------------------------------------------------------
            Net income(3)       $    410   $    438   $    422   $    848   $    795
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on economic
             equity(1)             19.7%      25.8%      35.3%      22.5%      32.9%
            Average assets
             ($ billions)       $    191   $    189   $    172   $    190   $    170
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for discussion of non-GAAP measures.
            (2) Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing. Prior periods have not been restated. Refer to footnote 4 below for further details.
            (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            Canadian Banking net income for the quarter was $410 million, down $12 million or 3% from the same quarter last year. Quarter over quarter, net income declined $28 million or 7%. Return on economic equity was 19.7% versus
35.3% last year, due largely to the acquisition of E(x)TRADE Canada (renamed
Scotia iTRADE) and the significant interest acquired in CI Financial.
            Average assets before securitization rose $19 billion or 11% from the second quarter last year. The increase was due primarily to growth of $8 billion or 8% in residential mortgages. Personal loans, including revolving credit also increased. In addition, asset growth reflects the investment in CI
Financial. Personal deposits grew by $9 billion or 10%, in high-interest savings accounts, personal term deposits, chequing and other savings accounts.
Non-personal deposits rose 16% from growth in both non-personal term and current accounts. Compared to the last quarter, average assets before securitization rose $2 billion or 1%, reflecting growth in personal lending, and the full-quarter impact of the Bank's investment in CI Financial. Deposits increased 1% from growth in high-interest savings accounts and non-personal term deposits.
            Total revenue was up $83 million or 5% from the same quarter last year, as higher net interest income was partly offset by lower other income. Quarter over quarter, total revenues declined by $31 million or 2% due to lower other income.
            Net interest income was $1,147 million, up $96 million or 9% from the second quarter of last year. The increase was due to lower wholesale funding costs and growth in average assets and deposits. Partially offsetting was a lower interest margin reflecting higher liquidity costs, growth in relatively lower spread variable rate mortgages and competitive pricing pressures on deposits. Average volumes increased for most retail products, as well as in
Small Business and Commercial Banking. Compared to last quarter, net interest income was unchanged as three fewer days in the quarter was offset by an increase in the interest margin. The latter increased by 5 basis points to
2.46% as the impact of lower wholesale funding interest costs and the wider spread between prime and wholesale funding rates was partly offset by competitive pricing pressures on deposits.
            Other income declined by $13 million or 3% from the same quarter last year, due largely to a decline in wealth management-related revenues reflecting difficult market conditions. Partly offsetting were higher revenues from Scotia iTRADE and higher transaction-based fees in retail banking. Other income declined by $32 million or 6% from last quarter, reflecting a decrease in earnings from associated corporations, as DundeeWealth results included writedowns on certain debt instruments, partly offset by an increase related to CI Financial. The remaining decline was primarily in wealth management revenues due to market conditions and in retail banking reflecting seasonally lower cardholder fees and foreign exchange. However, Commercial Banking revenues increased in the quarter.
            Provisions for credit losses were $188 million, up from $102 million in the same quarter last year and $155 million last quarter. Higher provisions were recorded year over year in personal loans including consumer auto and revolving credit. Provisions related to commercial and small business banking were also up, including a $10 million sectoral allowance relating to the automotive sector. The increase from last quarter was due primarily to higher provisions for consumer auto, commercial and small business banking.
            Non-interest expenses increased a modest 1% from the second quarter of last year due to acquisitions, largely offset by lower revenue-related expenses in wealth management and the impact of cost containment initiatives.
Expenses decreased 4% from last quarter due to lower stock-based compensation, the short quarter impact on remuneration, and lower technology and volume-related spending. Partly offsetting these factors were higher pension and benefits costs.

            International Banking

            <<
                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(1)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
            income
            Net interest
             income(2)          $    959   $    947   $    797   $  1,906   $  1,528
            Provision for
             credit losses           115        116         60        231         90
            Other income             349        471        356        820        665
            Non-interest
             expenses                729        772        615      1,501      1,183
            Provision for
             income taxes            102        114        107        216        229
            Non-controlling
             interest in net
             income of
             subsidiaries             30         28         36         58         67
            -------------------------------------------------------------------------
            Net income(3)       $    332   $    388   $    335   $    720   $    624
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on economic
             equity(1)             12.7%      17.2%      17.6%      14.8%      18.5%
            Average assets
             ($ billions)       $     95   $     95   $     79   $     95   $     74
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer to above for discussion of non-GAAP measures.
            (2) Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing. Prior periods have not been restated. Refer to footnote 4 further below for further details.
            (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            International Banking's net income in the second quarter was $332 million, a decrease of $3 million or 1% from last year and $56 million or 14%
below last quarter. Excluding the positive impact of foreign currency translation, net income decreased $47 million from last year, with nominal impact from last quarter. Return on economic equity was 12.7% compared to
17.6% last year and 17.2% last quarter.
            Average asset volumes of $95 billion were up $16 billion or 20% from last year, due partly to the $9 billion positive impact of foreign currency translation. The underlying year-over-year increase in average assets of $7 billion reflects the full-year impact of prior period growth, with an increase of 23% in retail loans and 11% in commercial loans. Growth in low-cost deposits was 15%, primarily from the positive impact of a declining Canadian dollar. Compared to last quarter, average assets were flat, due to economic conditions and tightening credit policies, while deposits rose 2%.
            Total revenues were $1,308 million this quarter, an increase of $155 million or 13% from the same period last year, including an $87 million positive impact of foreign currency translation and $65 million from acquisitions. Compared to last quarter, revenues decreased $110 million or 8%.
            Net interest income was $959 million this quarter, up $162 million or 20%
from the same period last year, and $12 million or 1% above last quarter.
Excluding the impact of foreign currency translation, results were up $88 million over last year and $17 million from last quarter. The underlying increase from last year was a result of loan growth across the division in existing businesses, as well as the impact of acquisitions. Net interest margins were up from both last year and last quarter, due to the change in fair value of financial instruments used for asset/liability management, partially offset by tightening margins in Chile.
            Other income decreased $7 million or 2% year over year. The quarter included a $36 million loss on the sale of a portion of Mexico's performing credit card portfolio to an associated corporation. Subsequent to the quarter end, pursuant to a put option by the shareholder, the Bank acquired 100% of the associated corporation. Excluding the negative impact of this loss and the positive impact of foreign currency translation and acquisitions, other income decreased $13 million or 4% over last year. Mark-to-market losses on securities more than offset the positive impact of widespread transaction-driven growth and strong foreign exchange revenue. Compared to last quarter, other income decreased $122 million or 26%. Excluding the negative impact of the credit card portfolio sale, other income was down $86 million or 18%, mainly from the mark-to-market losses on securities and foreign exchange revenues slowing from the record level of the first quarter.
            International Banking's specific provision for credit losses was $115 million in the second quarter, compared to $60 million in the same period last year and $116 million last quarter. Retail provisions experienced an upward trend, although new initiatives and resources have helped moderate the effect of weakening global economic conditions. Increased provisions compared to the same quarter last year were also reflective of acquisition-related retail asset growth, mainly in Peru. These increases were offset by the reversal of
$29 million in provisions no longer required for certain retail portfolios in
Mexico.
            Quarter over quarter, provisions were flat as increased retail provisions and lower levels of reversals and recoveries in commercial portfolios were offset by a decrease in commercial provisions, and reversal of the retail provisions no longer required.
            Non-interest expenses were $729 million this quarter, up $114 million or
19% from last year. This included a $25 million unfavourable impact of foreign currency translation and a $59 million increase from acquisitions. The remaining modest 5% increase reflected expense control initiatives balanced with ongoing business growth. Compared to last quarter, expenses decreased $43 million or 6%, due primarily to effective cost containment and operating improvement efforts across the division.
            The effective tax rate this quarter was 21.9%, relatively unchanged from the same quarter last year and quarter over quarter. While the effective tax rate rose in Mexico, due to tax-deductible limits on provisions, and in Asia, from a change in income mix, these were offset by lower rates in Chile.

            Scotia Capital

            <<
                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(1)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(2)          $    345   $    338   $    246   $    683   $    520
            Provision for
             credit losses           159         10         (9)       169        (19)
            Other income             502        366        292        868        423
            Non-interest
             expenses                231        291        243        522        434
            Provision for
             income taxes            129        103         49        232         82
            -------------------------------------------------------------------------
            Net income(3)       $    328   $    300   $    255   $    628   $    446
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on economic
             equity(1)             18.3%      22.4%      29.6%      20.1%      26.2%
            Average assets
             ($ billions)       $    189   $    194   $    167   $    191   $    162
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for discussion of non-GAAP measures.
            (2) Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing. Prior periods have not been restated. Refer to footnote 4 further below for further details.
            (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            Scotia Capital contributed record net income of $328 million this quarter, an increase of $73 million or 29% from the second quarter of 2008, and up $28 million or 9% from last quarter. The increase compared to last year was mainly due to record revenues and the positive impact of foreign currency translation, partly offset by higher provisions for credit losses. Compared to last quarter, higher revenues and lower expenses were partly offset by higher provisions for credit losses. Return on economic equity at 18.3% was down from both the same period last year and from last quarter, as the record income level was offset by an increase in economic equity.
            Total average assets increased 13% over last year to $189 billion.
Average corporate loans and acceptances increased $15 billion or 40% across all lending businesses. The strongest growth was in the U.S., up $10 billion, due in part to the impact of the weaker Canadian dollar. There was also a $16 billion increase in average derivative instrument assets, with a corresponding increase in derivative liabilities. These increases were partially offset by a decrease of $11 billion in trading securities and loans. The modest decrease from the last quarter reflects a $1 billion drop in average corporate loans and acceptances and a $4 billion decrease in derivative instrument assets.
            Total revenues were a record $847 million, an increase of $309 million or
57% compared to the second quarter last year and up $143 million or 20% from last quarter. This quarter's performance reflects record revenues in Global
Capital Markets and near-record revenues in Global Corporate and Investment
Banking.
            Net interest income of $345 million increased $99 million or 40% over last year, primarily from higher loan volumes, interest margins and loan origination fees. The increase from the previous quarter reflects an increase in interest margins and higher loan origination fees, partially offset by a small decrease in average loan volumes.
            This quarter, net provisions for credit losses were $159 million, compared to net reversals of $9 million in the same period last year and net losses of $10 million last quarter. Net provisions for credit losses were incurred primarily in the U.S. this quarter and last quarter, versus net recoveries predominantly in Canada and the U.S. in the second quarter last year. This quarter, a $50 million sectoral allowance was established relating to the automotive industry sector.
            Other income was $502 million, a significant increase of $210 million or
72% from last year. Global Capital Markets increased $91 million, reflecting record revenues in the precious metals businesses and near-record revenues in fixed income business. The segment also benefited from very strong foreign exchange, equity trading and underwriting revenues. Global Corporate and
Investment Banking increased 129% over the same period last year, as the prior year included a loss on non-trading securities arising primarily from the acquisition of a CDO asset under a liquidity purchase agreement in the United
States. The segment also benefitted from higher acceptance and credit fees in the lending businesses. Compared to last quarter, other income increased $136 million, due primarily to the stronger trading revenues in Global Capital
Markets in particular strong fixed income trading and lower trading losses.
            Non-interest expenses were $231 million this quarter, down $12 million or
5% from last year, due primarily to lower performance-related compensation and other personnel costs, partially offset by higher salaries, technology costs, professional fees and support costs. Compared to last quarter, non-interest expenses dropped $60 million or 21%. Lower performance-based compensation and lower other personnel costs were somewhat offset by higher technology costs and professional fees.

            Other(1)

            <<
                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)
            ($ millions)
            (Taxable
             equivalent         April 30 January 31   April 30   April 30   April 30
             basis)(2)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(3)(4)       $   (364)  $   (465)  $   (221)  $   (829)  $   (403)
            Provision for
             credit losses            27          -          -         27          -
            Other income             134         (8)       114        126        180
            Non-interest
             expenses                 27         13         46         40         67
            Provision for
             income taxes(3)         (86)      (202)      (121)      (288)      (240)
            -------------------------------------------------------------------------
            Net income
             (loss)(5)          $   (198)  $   (284)  $    (32)  $   (482)  $    (50)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Average assets
             ($ billions)       $     44   $     51   $     37   $     48   $     36
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
                up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
            (2) Refer above for a discussion of non-GAAP measures.
            (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2009 ($77), January 31, 2009 ($70), and April
                30, 2008 ($100), and for the six months ended April 30, 2009 ($147), and April 30, 2008 ($218), to arrive at the amounts reported in the
                Consolidated Statement of Income.
            (4) Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.
            (5) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            The Other segment had a net loss of $198 million in the second quarter, compared to a loss of $32 million last year and $284 million in the prior quarter.
            Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $77 million in the second quarter, compared to $100 million in the same period last year and $70 million last quarter.
            Total revenue this quarter was negative $230 million, compared to negative $107 million in the prior year, but improved from the negative $473 million last quarter.
            Net interest income was negative $364 million this quarter, $143 million below the same quarter last year, but an improvement of $101 million from last quarter. The year-over-year change was due mainly to the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. The change in the fair value of financial instruments used for asset/liability management purposes was favourable compared to both last year and the prior quarter.
            Other income was $134 million in the second quarter, $20 million higher than last year and $142 million above last quarter. The increase from last year was mainly attributable to higher securitization revenues, partly offset by increased writedowns on available-for-sale securities. The significant increase from last quarter reflected higher securitization revenues and lower writedowns on available for sale securities, partly offset by lower gains realized on sale of securities.
            Non-interest expenses were $27 million this quarter, a decrease of $19 million from last year and $14 million higher than last quarter. Legal expenses were down year over year, but up quarter over quarter.
            The provisions for credit losses this quarter included a $27 million increase in the general allowance. There were no changes in the general allowance last year or last quarter.

            <<
            Total

                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)         April 30 January 31   April 30   April 30   April 30
            ($ millions)            2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income             $  2,087   $  1,966   $  1,873   $  4,053   $  3,687
            Provision for
             credit losses           489        281        153        770        264
            Other income           1,509      1,385      1,299      2,894      2,324
            Non-interest
             expenses              1,886      2,010      1,794      3,896      3,463
            Provision for
             income taxes            319        190        209        509        402
            Non-controlling
             interest in net
             income of
             subsidiaries             30         28         36         58         67
            -------------------------------------------------------------------------
            Net income(1)       $    872   $    842   $    980   $  1,714   $  1,815
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(2)    17.6%      16.9%      21.4%      17.2%      20.0%
            Average assets
             ($ billions)       $    519   $    529   $    455   $    524   $    442
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            (2) Refer above for a discussion of non-GAAP measures.

            Geographic Highlights

                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)         April 30 January 31   April 30   April 30   April 30
            ($ millions)            2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Geographic segment
             income
            Canada              $    395   $    361   $    561   $    756   $  1,064
            United States             55         23         63         78         87
            Mexico                    41         57         77         98        141
            Other international      455        559        356      1,014        614
            Corporate
             adjustments             (74)      (158)       (77)      (232)       (91)
            -------------------------------------------------------------------------
            Net income(1)       $    872   $    842   $    980   $  1,714   $  1,815
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average assets
             ($ billions)
            Canada              $    336   $    330   $    293   $    333   $    289
            United States             43         51         29         47         29
            Mexico                    20         21         20         20         20
            Other international      114        117        102        116         94
            Corporate
             adjustments               6         10         11          8         10
            -------------------------------------------------------------------------
                                $    519   $    529   $    455   $    524   $    442
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

            Quarterly Financial Highlights

                                             For the three months ended
            -------------------------------------------------------------------------
                              April    Jan.   Oct.  July  April    Jan.   Oct.  July
                                 30     31     31     31     30     31     31     31
                               2009   2009   2008   2008   2008   2008   2007   2007
            -------------------------------------------------------------------------
            Total revenue
             ($ millions)    $3,596 $3,351 $2,491 $3,374 $3,172 $2,839 $3,078 $3,201
            Total revenue
             (TEB(1))
             ($ millions)     3,673  3,421  2,586  3,477  3,272  2,957  3,294  3,302
            Net income
             ($ millions)       872    842    315  1,010    980    835    954  1,032
            Basic earnings
             per share($)      0.81   0.80   0.28   0.99   0.97   0.83   0.95   1.03
            Diluted earnings
             per share($)      0.81   0.80   0.28   0.98   0.97   0.82   0.95   1.02
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer above for a discussion of non-GAAP measures.

            Share Data

                                                                               As at
            -------------------------------------------------------------------------
                                                                            April 30
            (thousands of shares outstanding)                                   2009
            -------------------------------------------------------------------------
            Common shares                                                1,017,020(1)
            -------------------------------------------------------------------------
            Preferred shares Series 12                                      12,000(2)
            Preferred shares Series 13                                      12,000(3)
            Preferred shares Series 14                                      13,800(4)
            Preferred shares Series 15                                      13,800(5)
            Preferred shares Series 16                                      13,800(6)
            Preferred shares Series 17                                       9,200(7)
            Preferred shares Series 18                                   13,800(8)(9)
            Preferred shares Series 20                                  14,000(8)(10)
            Preferred shares Series 22                                  12,000(8)(11)
            Preferred shares Series 24                                  10,000(8)(12)
            Preferred shares Series 26                                  13,000(8)(13)
            Preferred shares Series 28                                  11,000(8)(14)
            -------------------------------------------------------------------------
            Series 2000-1 trust securities issued by BNS Capital Trust        500(15)
            Series 2002-1 trust securities issued by Scotiabank
             Capital Trust                                                    750(16)
            Series 2003-1 trust securities issued by Scotiabank
             Capital Trust                                                    750(16)
            Series 2006-1 trust securities issued by Scotiabank
             Capital Trust                                                    750(16)
            -------------------------------------------------------------------------
            Scotiabank Trust Subordinated Notes - Series A issued
             by Scotiabank Subordinated Notes Trust                         1,000(16)
            -------------------------------------------------------------------------
            Outstanding options granted under the Stock Option Plans
             to purchase common shares                                  25,058(1)(17)
            -------------------------------------------------------------------------
            (1)  As at May 15, 2009, the number of outstanding common shares and options were 1,017,043 and 25,025, respectively. The number of other securities disclosed in this table were unchanged.
            (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
            (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share, except for the initial dividend paid on January 29, 2008 in an amount of $0.39195 per share.
            (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share, except for the initial dividend paid on April 28, 2008 in an amount of
                 $0.33753 per share.
            (8)  These preferred shares have conversion features.
            (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July
                 29, 2008, in an amount of $0.4315 per share. Dividends, if and when declared, during the initial five-year period ending on April 25,
                 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 2.05%, multiplied by
                 $25.00.
            (10) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on July
                 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five-year period ending on October 25,
                 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.70%, multiplied by
                 $25.00.
            (11) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on
                 January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on
                 January 25, 2014, will be payable in an amount of $0.3125 per share.
                 Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.
            (12) These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend was paid on April
                 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25,
                 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by
                 $25.00.
            (13) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April
                 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25,
                 2014, will be payable in an amount of $0.390625 per share.
                 Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.
            (14) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April
                 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25,
                 2014, will be payable in an amount of $0.390625 per share.
                 Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.
            (15) Reported in capital instrument liabilities in the Consolidated
                 Balance Sheet.
            (16) Reported in deposits in the Consolidated Balance Sheet.
            (17) Included are 19,729 stock options with tandem stock appreciation right (SAR) features.

            Further details, including convertibility features, are available in Notes
13, 14 and 17 of the October 31, 2008, consolidated financial statements presented in the 2008 Annual Report, and Note 7 below in this report.

            INTERIM CONSOLIDATED FINANCIAL STATEMENTS

            Consolidated Statement of Income

                                                                             For the
                                    For the three months ended      six months ended
            -------------------------------------------------------------------------
            (Unaudited)         April 30 January 31   April 30   April 30   April 30
            ($ millions)            2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Interest income
            Loans               $  3,369   $  4,137   $  3,798   $  7,506   $  7,623
            Securities             1,198        868      1,200      2,066      2,368
            Securities
             purchased under
             resale agreements        99        156        204        255        433
            Deposits with banks      119        209        260        328        579
            -------------------------------------------------------------------------
                                   4,785      5,370      5,462     10,155     11,003
            -------------------------------------------------------------------------
            Interest expenses
            Deposits               2,111      2,752      2,948      4,863      6,026
            Subordinated
             debentures               69         63         36        132         60
            Capital instrument
             liabilities               9          9          9         18         18
            Other                    509        580        596      1,089      1,212
            -------------------------------------------------------------------------
                                   2,698      3,404      3,589      6,102      7,316
            -------------------------------------------------------------------------
            Net interest income    2,087      1,966      1,873      4,053      3,687
            Provision for credit
             losses (Note 5)         489        281        153        770        264
            -------------------------------------------------------------------------
            Net interest income
             after provision for
             credit losses         1,598      1,685      1,720      3,283      3,423
            -------------------------------------------------------------------------
            Other income
            Card revenues            105        113         93        218        188
            Deposit and payment
             services                225        231        208        456        415
            Mutual funds              63         80         78        143        156
            Investment management,
             brokerage and trust
             services                172        178        189        350        375
            Credit fees              203        185        140        388        273
            Trading revenues         235        180        123        415         79
            Investment banking       221        287        170        508        334
            Net gain (loss) on
             securities, other
             than trading           (133)      (144)        59       (277)        79
            Other                    418        275        239        693        425
            -------------------------------------------------------------------------
                                   1,509      1,385      1,299      2,894      2,324
            -------------------------------------------------------------------------
            Net interest and
             other income          3,107      3,070      3,019      6,177      5,747
            -------------------------------------------------------------------------
            Non-interest expenses
            Salaries and employee
             benefits              1,024      1,130      1,005      2,154      1,983
            Premises and
             technology(1)           379        388        353        767        674
            Communications            89         90         80        179        155
            Advertising and
             business development     68         78         78        146        147
            Professional              53         54         68        107        113
            Business and capital
             taxes                    39         50         38         89         52
            Other(1)                 234        220        172        454        339
            -------------------------------------------------------------------------
                                   1,886      2,010      1,794      3,896      3,463
            -------------------------------------------------------------------------
            Income before the
             undernoted            1,221      1,060      1,225      2,281      2,284
            Provision for
             income taxes            319        190        209        509        402
            Non-controlling
             interest in net
             income of
             subsidiaries             30         28         36         58         67
            -------------------------------------------------------------------------
            Net income          $    872   $    842   $    980   $  1,714   $  1,815
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Preferred dividends
             paid                     51         37         22         88         43
            -------------------------------------------------------------------------
            Net income
             available to common
             shareholders       $    821   $    805   $    958   $  1,626   $  1,772
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average number of
             common shares
             outstanding
             (millions):
              Basic                1,014      1,001        986      1,007        985
              Diluted              1,016      1,003        992      1,010        992
            -------------------------------------------------------------------------
            Earnings per common
             share (in
             dollars)(2):
              Basic             $   0.81   $   0.80   $   0.97   $   1.61   $   1.80
              Diluted           $   0.81   $   0.80   $   0.97   $   1.61   $   1.79
            -------------------------------------------------------------------------
            Dividends per
             common share
             (in dollars)       $   0.49   $   0.49   $   0.47   $   0.98   $   0.94
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform to current period presentation.

            (1) Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.
            (2) The calculation of earnings per share is based on full dollar and share amounts.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Balance Sheet

                                                            As at
            -------------------------------------------------------------------------
                                           April 30 January 31 October 31   April 30
            (Unaudited) ($ millions)           2009       2009       2008       2008
            -------------------------------------------------------------------------
            Assets
            Cash resources
            Cash and non-interest-bearing
             deposits with banks           $  2,919   $  3,007   $  2,574   $  2,641
            Interest-bearing deposits with
             banks                           27,340     27,261     32,318     26,178
            Precious metals                   3,690      3,529      2,426      3,668
            -------------------------------------------------------------------------
                                             33,949     33,797     37,318     32,487
            -------------------------------------------------------------------------
            Securities
            Trading                          61,107     50,529     48,292     62,138
            Available-for-sale (Note 3)      47,555     43,788     38,823     34,322
            Equity accounted investments      3,449      3,266        920        802
            -------------------------------------------------------------------------
                                            112,111     97,583     88,035     97,262
            -------------------------------------------------------------------------
            Securities purchased under
             resale agreements               14,838     14,182     19,451     15,323
            -------------------------------------------------------------------------
            Loans
            Residential mortgages           110,672    111,984    115,084    108,382
            Personal and credit cards        52,847     51,674     50,719     45,273
            Business and government         124,248    130,182    125,503    104,928
            -------------------------------------------------------------------------
                                            287,767    293,840    291,306    258,583
            Allowance for credit
             losses (Note 5)                  2,828      2,706      2,626      2,490
            -------------------------------------------------------------------------
                                            284,939    291,134    288,680    256,093
            -------------------------------------------------------------------------
            Other
            Customers' liability under
             acceptances                     11,801     13,144     11,969     11,782
            Derivative instruments           39,250     43,526     44,810     25,638
            Land, buildings and
             equipment(1)                     2,443      2,422      2,449      2,278
            Goodwill                          2,845      2,820      2,273      2,162
            Other intangible assets(1)          549        561        521        491
            Other assets                     10,842     10,660     12,119      9,057
            -------------------------------------------------------------------------
                                             67,730     73,133     74,141     51,408
            -------------------------------------------------------------------------
                                           $513,567   $509,829   $507,625   $452,573
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Liabilities and shareholders'
             equity
            Deposits
            Personal                       $125,308   $122,648   $118,919   $109,994
            Business and government         195,021    198,887    200,566    176,878
            Banks                            26,531     25,035     27,095     35,566
            -------------------------------------------------------------------------
                                            346,860    346,570    346,580    322,438
            -------------------------------------------------------------------------
            Other
            Acceptances                      11,801     13,144     11,969     11,782
            Obligations related to
             securities sold under
             repurchase agreements           42,407     35,578     36,506     27,446
            Obligations related to
             securities sold short           14,608     11,963     11,700     15,028
            Derivative instruments           41,292     43,831     42,811     24,010
            Other liabilities                26,296     29,474     31,063     26,412
            Non-controlling interest in
             subsidiaries                       536        549        502        588
            -------------------------------------------------------------------------
                                            136,940    134,539    134,551    105,266
            -------------------------------------------------------------------------
            Subordinated debentures
             (Note 6)                         6,359      5,407      4,352      3,946
            -------------------------------------------------------------------------
            Capital instrument liabilities      500        500        500        500
            -------------------------------------------------------------------------
            Shareholders' equity
            Capital stock
              Preferred shares (Note 7)       3,710      3,710      2,860      2,210
              Common shares                   4,629      4,496      3,829      3,643
            Retained earnings                19,179     18,853     18,549     18,300
            Accumulated other
             comprehensive income
             (loss) (Note 8)                 (4,610)    (4,246)    (3,596)    (3,730)
            -------------------------------------------------------------------------
                                             22,908     22,813     21,642     20,423
            -------------------------------------------------------------------------
                                           $513,567   $509,829   $507,625   $452,573
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            (1) Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Statement of Changes in Shareholders' Equity

                                                            For the six months ended
            -------------------------------------------------------------------------
                                                                 April 30   April 30
            (Unaudited) ($ millions)                                 2009       2008
            -------------------------------------------------------------------------
            Preferred shares
            Balance at beginning of period                       $  2,860   $  1,635
            Issued                                                    850        575
            -------------------------------------------------------------------------
            Balance at end of period                                3,710      2,210
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Common shares
            Balance at beginning of period                          3,829      3,566
            Issued                                                    800         77
            -------------------------------------------------------------------------
            Balance at end of period                                4,629      3,643
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Retained earnings
            Balance at beginning of period                         18,549     17,460
            Net income                                              1,714      1,815
            Dividends: Preferred                                      (88)       (43)
                       Common                                        (990)      (926)
            Other                                                      (6)        (6)
            -------------------------------------------------------------------------
            Balance at end of period                               19,179     18,300
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Accumulated other comprehensive income (loss)
            Balance at beginning of period                         (3,596)    (3,857)
            Other comprehensive income (loss)                      (1,014)       127
            -------------------------------------------------------------------------
            Balance at end of period                               (4,610)    (3,730)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Total shareholders' equity at end of period          $ 22,908   $ 20,423
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Consolidated Statement of Comprehensive Income

                                                       For the               For the
                                            three months ended      six months ended
            -------------------------------------------------------------------------
                                           April 30   April 30   April 30   April 30
            (Unaudited) ($ millions)           2009       2008       2009       2008
            -------------------------------------------------------------------------
            Comprehensive income
            Net income                     $    872   $    980   $  1,714   $  1,815
            -------------------------------------------------------------------------
            Other comprehensive income
             (loss), net of income
             taxes (Note 8):
            Net change in unrealized
             foreign currency translation
             losses                            (323)       (85)      (449)       800
            Net change in unrealized gains
             (losses) on available-for-sale
             securities                         (51)      (210)      (437)      (270)
            Net change in gains (losses)
             on derivative instruments
             designated as cash flow hedges      10       (140)      (128)      (403)
            -------------------------------------------------------------------------
            Other comprehensive income
             (loss)                            (364)      (435)    (1,014)       127
            -------------------------------------------------------------------------
            Comprehensive income           $    508   $    545   $    700   $  1,942
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            The accompanying notes are an integral part of these interim consolidated financial statements.

            Condensed Consolidated Statement of Cash Flows

                                                       For the               For the
                                            three months ended      six months ended
            -------------------------------------------------------------------------
            Sources (uses) of cash flows   April 30   April 30   April 30   April 30
            (Unaudited) ($ millions)           2009       2008       2009       2008
            -------------------------------------------------------------------------
            Cash flows from operating
             activities
            Net income                     $    872   $    980   $  1,714   $  1,815
            Adjustments to determine net
             cash flows from (used in)
             operating activities               796        (23)       898        216
            Net accrued interest
             receivable and payable            (294)       (11)      (214)       233
            Trading securities              (10,850)    (1,200)   (13,201)    (1,531)
            Derivative assets                 3,648        242      5,660       (885)
            Derivative liabilities           (1,930)    (1,666)    (1,593)    (3,408)
            Other, net                       (1,425)       634     (3,760)     1,472
            -------------------------------------------------------------------------
                                             (9,183)    (1,044)   (10,496)    (2,088)
            -------------------------------------------------------------------------
            Cash flows from financing
             activities
            Deposits                          3,567      4,007      2,142     21,337
            Obligations related to
             securities sold under
             repurchase agreements            6,878     (5,841)     6,441     (1,612)
            Obligations related to
             securities sold short            2,743      1,430      2,990     (1,336)
            Subordinated debentures issued    1,000      1,800      2,000      2,194
            Preferred shares issued               -        345        600        575
            Common shares issued                130         27        297         63
            Cash dividends paid                (548)      (485)    (1,078)      (969)
            Other, net                       (2,716)      (477)    (2,364)       949
            -------------------------------------------------------------------------
                                             11,054        806     11,028     21,201
            -------------------------------------------------------------------------
            Cash flows from investing
             activities
            Interest-bearing deposits
             with banks                        (112)     3,558      2,839     (1,621)
            Securities purchased under
             resale agreements                 (644)     5,150      4,228      7,687
            Loans, excluding
             securitizations                 (2,338)    (8,823)    (9,150)   (22,333)
            Loan securitizations              4,418      1,142      9,181      1,692
            Securities, other than
             trading, net                    (3,146)      (869)    (5,535)    (2,904)
            Land, buildings and
             equipment, net of disposals        (76)       (76)      (127)      (155)
            Other, net(1)                        (2)       (35)    (1,565)    (1,081)
            -------------------------------------------------------------------------
                                             (1,900)        47       (129)   (18,715)
            -------------------------------------------------------------------------
            Effect of exchange rate
             changes on cash and cash
             equivalents                        (59)        16        (58)       105
            -------------------------------------------------------------------------
            Net change in cash and cash
             equivalents                        (88)      (175)       345        503
            Cash and cash equivalents at
             beginning of period              3,007      2,816      2,574      2,138
            -------------------------------------------------------------------------
            Cash and cash equivalents at
             end of period(2)              $  2,919   $  2,641   $  2,919   $  2,641
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Cash disbursements made for:
              Interest                     $  2,849   $  3,571   $  6,463   $  7,224
              Income taxes                 $    466   $    423   $    719   $    754
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            (1) For the three and six months ended April 30, 2009, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of nil and nil, respectively (April 30, 2008 - $2 and $37, respectively), and net of non-cash consideration of common shares issued from treasury of nil and $500, respectively (April 30,
                2008 - nil and nil, respectively), and net of non-cumulative preferred shares of nil and $250, respectively (April 30, 2008 - nil and nil, respectively).
            (2) Represents cash and non-interest-bearing deposits with banks.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Notes to the Interim Consolidated Financial Statements (Unaudited)

            These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
            They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year end audited consolidated financial statements, except as discussed in
            Note 1.

            1.  Changes in accounting policies

                Goodwill and intangible assets

                Commencing November 1, 2008, the Bank adopted a new accounting standard - Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, $239 million as at
                October 31, 2008 (as at January 31, 2008 - $220 million; as at April
                30, 2008 - $228 million) was reclassified from Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in Premises and technology non-interest expenses on the Consolidated Statement of Income is now recorded as Other non-interest expenses. Accordingly, $6 million for the three-month period ended April 30, 2008 (six-month period ended
                April 30, 2008 - $12 million) was reclassified from Premises and technology non-interest expenses to Other non-interest expenses.

                Note 1 to the Bank's 2008 annual audited consolidated financial statements describes accounting policy changes for the prior year.

            2.  Future accounting changes

                The following summarizes future accounting policy changes that will be relevant to the Bank's consolidated financial statements.

                International Financial Reporting Standards (IFRS)

                The Canadian Accounting Standards Board (AcSB) has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1,
                2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS.

            3.  Securities

                An analysis of unrealized gains and losses on available-for-sale securities is as follows:

                                                               As at
                                           ------------------------------------------
                                                          April 30, 2009
                                           ------------------------------------------
                                                         Gross      Gross
                                                    unrealized unrealized       Fair
                ($ millions)                 Cost(1)     gains     losses      value
                ---------------------------------------------------------------------
                Canadian federal government
                 debt                       $15,975    $   527    $    25    $16,477
                Canadian provincial and
                 municipal debt               1,109         23          -      1,132
                U.S. treasury and other
                 U.S. agencies' debt          1,187         15         18      1,184
                Other foreign governments'
                 debt                         6,682        303        114      6,871
                Bonds of designated
                 emerging markets               332        187          2        517
                Other debt                   20,530        310      2,386     18,454
                Preferred shares                580         14        177        417
                Common shares                 2,668        107        272      2,503
                                           ------------------------------------------
                Total available-for-sale
                 securities                 $49,063    $ 1,486    $ 2,994    $47,555
                                           ------------------------------------------
                                           ------------------------------------------

                                                               As at
                                           ------------------------------------------
                                                         October 31, 2008
                                           ------------------------------------------
                                                         Gross      Gross
                                                    unrealized unrealized       Fair
                ($ millions)                 Cost(1)     gains     losses      value
                ---------------------------------------------------------------------
                Canadian federal government
                 debt                       $ 9,662    $   232    $     1    $ 9,893
                Canadian provincial and
                 municipal debt                  14          -          -         14
                U.S. treasury and other
                 U.S. agencies' debt          2,178         12         14      2,176
                Other foreign governments'
                 debt                         6,983        226        124      7,085
                Bonds of designated
                 emerging markets               334        140          5        469
                Other debt                   17,398         69      1,492     15,975
                Preferred shares                598          5         64        539
                Common shares                 2,884        134        346      2,672
                                           ------------------------------------------
                Total available-for-sale
                 securities                 $40,051    $   818    $ 2,046    $38,823
                                           ------------------------------------------
                                           ------------------------------------------
                (1) Cost for debt securities is amortized cost.

                The net unrealized loss on available-for-sale securities of $1,508 million (October 31, 2008 - $1,228 million) increases to a net unrealized loss of $1,827 million (October 31, 2008 - $1,320 million)
                after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized loss on available-for-sale securities is recorded in accumulated other comprehensive income.

            4.  Sales of loans through securitizations

                The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended April 30, 2009, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 21%, an excess spread of 2.4% and a discount rate of 2.3%. The following table summarizes the Bank's sales.

                                                                             For the
                                    For the three months ended      six months ended
                ---------------------------------------------------------------------
                                April 30 January 31   April 30   April 30   April 30
                ($ millions)        2009       2009       2008       2009       2008
                ---------------------------------------------------------------------
                Net cash
                 proceeds(1)    $  4,418   $  4,763   $  1,142   $  9,181   $  1,692
                Retained
                 interest            225        170         37        395         53
                Retained
                 servicing
                 liability           (24)       (29)        (6)       (53)       (10)
                ---------------------------------------------------------------------
                                   4,619      4,904      1,173      9,523      1,735
                Residential
                 mortgages
                 securitized       4,420      4,827      1,142      9,247      1,697
                ---------------------------------------------------------------------
                Net gain (loss)
                 on sale(2)     $    199   $     77   $     31   $    276   $     38
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Excludes insured mortgages which were securitized and retained by the Bank of $1,382 for the three months ended April 30, 2009
                    (January 31, 2009 - $847; April 30, 2008 - $555), and $2,229 for
                    the six months ended April 30, 2009 (April 30, 2008 - $1,906). As at April 30, 2009, the outstanding balance of mortgage-backed securities was $5,296, and these assets have been classified as available-for-sale securities.
                (2) Net of issuance cost.

            5.  Impaired loans and allowance for credit losses

                (a) Impaired loans

                                                                  As at
                ---------------------------------------------------------------------
                                                      April 30 January 31 October 31
                                                          2009       2009       2008
                ---------------------------------------------------------------------
                                           Specific
                ($ millions)       Gross  allowance(1)     Net        Net        Net
                ---------------------------------------------------------------------
                By loan type:
                  Residential
                   mortgages    $    892   $    243   $    649   $    542   $    432
                  Personal and
                   credit cards      965        669        296        154         84
                  Business and
                   government      1,740        506      1,234        906        675
                ---------------------------------------------------------------------
                Total           $  3,597   $  1,418   $  2,179   $  1,602   $  1,191
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                By geography:
                  Canada                              $    746   $    449   $    354
                  United States                            191        131         80
                  Other
                   International                         1,242      1,022        757
                ---------------------------------------------------------------------
                Total                                 $  2,179   $  1,602   $  1,191
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) The specific allowance for impaired loans evaluated on an individual basis totalled $503 (January 31, 2009 - $459;
                    October 31, 2008 - $462).

                (b) Allowance for credit losses

                During the second quarter of 2009, the Bank established a sectoral allowance of $60 million related to the automotive industry. This industry continued to deteriorate during the quarter, as evidenced by an increase in number of credit defaults as well as downgrades in publicly available debt ratings for companies in that industry. The sectoral allowance is in addition to the specific and general allowances.

                The general allowance is established against the loan portfolio in respect of the Bank's core business lines, where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

                When an industry sector or geographic region experiences specific adverse events or changes in economic conditions, it may be necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the allowances considers the probability of default, loss given default and expected exposure at default.

                                                                             For the
                                    For the three months ended      six months ended
                ---------------------------------------------------------------------
                                April 30 January 31   April 30   April 30   April 30
                ($ millions)        2009       2009       2008       2009       2008
                ---------------------------------------------------------------------
                Balance at
                 beginning of
                 period         $  2,714   $  2,634   $  2,462   $  2,634   $  2,252
                Writeoffs           (397)      (283)      (190)      (680)      (384)
                Recoveries            48         59         51        107        102
                Provision for
                 credit losses       489        281        153        770        264
                Other, including
                 foreign
                 exchange
                 adjustment          (18)        23         22          5        264
                ---------------------------------------------------------------------
                Balance at the
                 end of
                 period(1)(2)
                 (3)            $  2,836   $  2,714   $  2,498   $  2,836   $  2,498
                ---------------------------------------------------------------------
                (1) As at April 30, 2009, includes nil of specific allowance and nil of general allowances relating to acquisition of a new subsidiary
                    (January 31, 2009 - nil and nil, respectively; April 30, 2008 -
                    $149 and $25, respectively), which may change as the valuation of acquired loan assets is finalized.
                (2) As at April 30, 2009, $8 has been recorded in other liabilities
                    (January 31, 2009 - $8; April 30, 2008 - $8).
                (3) As at April 30, 2009, the sectoral allowance for credit losses was $60 (January 31, 2009 - nil; April 30, 2008 - nil) and the
                    general allowance for credit losses was $1,350 (January 31, 2009
                    - $1,323; April 30, 2008 - $1,323).

            6.  Subordinated debentures

                (a) Subordinated debentures totalling $1 billion were issued on
                January 22, 2009, and will mature on January 22, 2021. Interest is payable semi-annually in arrears, commencing on July 22, 2009, at
                6.65% per annum until January 22, 2016. From January 22, 2016, until maturity, interest is payable at an annual rate equal to the 90-day
                Bankers' Acceptance Rate plus 5.85%, payable quarterly in arrears commencing April 22, 2016. The subordinated debentures are redeemable by the Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

                (b) Subordinated debentures totaling $1 billion were issued on
                April 15, 2009 and will mature on April 15, 2019. Interest is payable semi-annually in arrears, commencing on October 15, 2009, at 4.94%
                per annum until April 15, 2014. From April 15, 2014, until maturity, interest is payable at an annual rate equal to the 90-day Bankers'
                Acceptance Rate plus 4.24%, payable quarterly in arrears commencing
                July 15, 2014. The subordinated debentures are redeemable by the
                Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

            7.  Capital management

                The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank's capital management process are consistent with those in place as at October 31, 2008.

                Regulatory capital ratios

                The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
                weighted assets represent the Bank's exposures to credit, market and operational risk and are computed by applying a combination of the
                Bank's internal credit risk parameters and Office of the
                Superintendent of Financial Institutions, Canada (OSFI) prescribed risk weights to on-and off-balance sheet exposures.

                The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at April 30, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at April 30, 2009.

                Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

                                                                   As at
                ---------------------------------------------------------------------
                                                      April 30 January 31 October 31
                (unaudited) ($ millions)                  2009       2009       2008
                ---------------------------------------------------------------------
                Shareholders' equity per
                 consolidated balance sheet           $ 22,908   $ 22,813   $ 21,642
                Components of accumulated other
                 comprehensive income excluded from
                 Tier 1                                  1,735      1,624      1,220
                Capital instrument liabilities
                 - trust securities                      2,750      2,750      2,750
                Non-controlling interest in
                 subsidiaries                              536        549        502
                Goodwill deduction                      (2,845)    (2,820)    (2,273)
                Other capital deductions(1)             (1,951)    (2,077)      (578)
                ---------------------------------------------------------------------
                Tier 1 capital                          23,133     22,839     23,263
                ---------------------------------------------------------------------
                Qualifying subordinated debentures,
                 net of amortization                     6,309      5,357      4,227
                Trust subordinated notes                 1,000      1,000      1,000
                Other net capital items(2)              (1,832)    (1,818)      (643)
                ---------------------------------------------------------------------
                Tier 2 capital                           5,477      4,539      4,584
                ---------------------------------------------------------------------
                Total Regulatory Capital                28,610     27,378     27,847
                ---------------------------------------------------------------------
                Total risk weighted assets            $241,837   $239,660   $250,591
                ---------------------------------------------------------------------
                Capital ratios
                Tier 1 capital ratio                      9.6%       9.5%       9.3%
                Total capital ratio                      11.8%      11.4%      11.1%
                Assets-to-capital multiple               17.3x      18.1x      18.0x
                ---------------------------------------------------------------------
                (1) Comprised of 50% of all investments in certain specified corporations and other items.
                (2) Comprised of 50% of all investments in specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses.

                Significant capital transactions

                (a) In the third quarter of 2008, the Bank initiated a new normal course issuer bid to purchase up to 20 million of the Bank's common shares. This represented approximately 2% of the Bank's common shares outstanding as at April 30, 2008. The bid terminated on January 11,
                2009.

                (b) On December 12, 2008, the Bank issued 14,450,867 common shares at a price of $34.60 per share as part of the acquisition of CI
                Financial Corp. (CI Financial). Refer to Note 12 for further details.

                (c) Series 24 non-cumulative five-year rate reset preferred shares totaling $250 million were issued on December 12, 2008, as part of the acquisition of CI Financial. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert their shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January
                26, 2014, and on January 26 every five years thereafter. Series 25 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus 3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than
                1 million Series 24 preferred shares issued and outstanding on the applicable Series 24 conversion date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 conversion date into an equal number of
                Series 25 preferred shares. With prior written approval of the
                Superintendent of Financial Institutions Canada, Series 24 preferred shares and, if applicable, Series 25 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on
                January 26, 2014, and every five years thereafter. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.
                These preferred shares qualify as Tier 1 capital.

                (d) Series 26 non-cumulative five-year rate reset preferred shares totaling $325 million were issued on January 21, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April
                25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00. Holders of Series
                26 preferred shares have the option to convert their shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the
                treasury-bill rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 26 preferred shares issued and outstanding on the applicable Series 26 conversion date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 conversion date into an equal number of Series 27 preferred shares. With prior written approval of the Superintendent of Financial Institutions
                Canada, Series 26 preferred shares and, if applicable, Series 27 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series
                27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share. These preferred shares qualify as Tier 1 capital.

                (e) Series 28 non-cumulative five-year rate reset preferred shares totaling $275 million were issued on January 30, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on
                April 25, 2014. The initial dividend, was paid on April 28, 2009, in an amount of $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00. Holders of Series
                28 preferred shares have the option to convert their shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-
                bill rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 28 preferred shares issued and outstanding on the applicable Series 28 conversion date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 conversion date into an equal number of Series 29 preferred shares. With prior written approval of the
                Superintendent of Financial Institutions Canada, Series 28 preferred shares and, if applicable, Series 29 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on April
                26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.
                These preferred shares qualify as Tier 1 capital.

            8.  Accumulated other comprehensive income (loss)

                The components of accumulated other comprehensive income (loss) as at
                April 30, 2009, and other comprehensive income (loss) for the six months then ended were as follows:

                Accumulated other comprehensive income (loss)

                                                  As at and for the six months ended
                ---------------------------------------------------------------------
                                                   Opening          Net       Ending
                                                   balance       change      balance
                                               --------------------------------------
                                                October 31                  April 30
                ($ millions)                          2008                      2009
                ---------------------------------------------------------------------
                Unrealized foreign currency
                 translation gains (losses),
                 net of hedging activities      $   (2,181)  $     (449)  $(2,630)(1)
                Unrealized gains (losses) on
                 available-for-sale securities,
                 net of hedging activities            (949)        (437)   (1,386)(2)
                Gains (losses) on derivative
                 instruments designated as
                 cash flow hedges                     (466)        (128)     (594)(3)
                ---------------------------------------------------------------------
                Accumulated other comprehensive
                 income (loss)                  $   (3,596)  $   (1,014)  $   (4,610)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                  As at and for the six months ended
                ---------------------------------------------------------------------
                                                   Opening          Net       Ending
                                                   balance       change      balance
                                               --------------------------------------
                                                October 31                  April 30
                ($ millions)                          2007                      2008
                ---------------------------------------------------------------------
                Unrealized foreign currency
                 translation gains (losses),
                 net of hedging activities      $   (4,549)  $      800   $(3,749)(1)
                Unrealized gains (losses) on
                 available-for-sale securities,
                 net of hedging activities             639         (270)       369(2)
                Gains (losses) on derivative
                 instruments designated as
                 cash flow hedges                       53         (403)     (350)(3)
                ---------------------------------------------------------------------
                Accumulated other comprehensive
                 income (loss)                  $   (3,857)  $      127   $   (3,730)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Net of income tax expense of $435 (April 30, 2008 - expense of
                    $574).
                (2) Net of income tax benefit of $441 (April 30, 2008 - expense of
                    $186).
                (3) Net of income tax benefit of $239 (April 30, 2008 - benefit of
                    $163).

                Other comprehensive income (loss)

                The following table summarizes the changes in the components of other comprehensive income (loss).

                                                       For the               For the
                                            three months ended      six months ended
                ---------------------------------------------------------------------
                                           April 30   April 30   April 30   April 30
                ($ millions)                   2009       2008       2009       2008
                ---------------------------------------------------------------------
                Net change in unrealized
                 foreign currency
                 translation losses
                Net unrealized foreign
                 currency translation
                 gains (losses)(1)         $   (479)  $    182   $   (523)  $  1,323
                Net gains (losses) on
                 hedges of net investments
                 in self-sustaining
                 foreign operations(2)          156       (267)        74       (523)
                ---------------------------------------------------------------------
                                               (323)       (85)      (449)       800
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in unrealized
                 gains (losses) on
                 available-for-sale
                 securities
                Net unrealized losses on
                 available-for-sale
                 securities(3)                  (32)      (151)      (305)      (143)
                Reclassification of net
                 gains to net income(4)         (19)       (59)      (132)      (127)
                ---------------------------------------------------------------------
                                                (51)      (210)      (437)      (270)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in gains
                 (losses) on derivative
                 instruments designated
                 as cash flow hedges
                Net gains (losses) on
                 derivative instruments
                 designated as cash flow
                 hedges(5)                       24         22       (299)       300
                Reclassification of net
                 (gains) losses to net
                 income(6)                      (14)      (162)       171       (703)
                ---------------------------------------------------------------------
                                                 10       (140)      (128)      (403)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Other comprehensive income
                 (loss)                    $   (364)  $   (435)  $ (1,014)  $    127
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Net of income tax expense of nil.
                (2) For the three and six months ended April 30, 2009, net of income tax expense and of $90 and $117, respectively. (April 30, 2008 -
                    expense of $241 $147, respectively).
                (3) For the three and six months ended April 30, 2009, net of income tax expense of $58 and benefit of $64, respectively (April 30,
                    2008 - benefit expense of $58 and $104, respectively).
                (4) For the three and six months ended April 30, 2009, net of income tax expense of $4 and $6, respectively (April 30, 2008 - expense of $32 and $48, respectively).
                (5) For the three and six months ended April 30, 2009, net of income tax expense of $50 and benefit of $88, respectively (April 30,
                    2008 - expense of $12 and $138, respectively).
                (6) For the three and six months ended April 30, 2009, net of income tax expense benefit of $16 and benefit of $67, respectively
                    (April 30, 2008 - expense of $75 and $326, respectively).

            9.  Financial instruments

                Risk management

                The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
                Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2008.

                (a) Credit risk

                Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

                Credit risk exposures

                Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada,
                U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach.
                under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

                Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

                Exposure at default(1)
                ---------------------------------------------------------------------
                                                                  January    October
                As at                April 30, 2009              31, 2009   31, 2008
                ---------------------------------------------------------------------
                                           Standard-
                ($ millions)      AIRB(2)      ized      Total      Total      Total
                ---------------------------------------------------------------------
                By exposure
                 sub-type
                Non-retail(2)
                  Drawn(3)      $141,986   $ 69,677   $211,663   $213,691   $208,494
                  Undrawn
                   commitments    54,378      3,879     58,257     59,964     64,870
                  Other
                   exposures(4)   74,577      2,820     77,397     86,852     87,713
                ---------------------------------------------------------------------
                  Total
                   non-retail    270,941     76,376    347,317    360,507    361,077
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Retail
                  Drawn(5)       102,998     35,332    138,330    137,553    137,624
                  Undrawn
                   commitments     5,625        226      5,851      8,886      7,540
                ---------------------------------------------------------------------
                  Total retail   108,623     35,558    144,181    146,439    145,164
                ---------------------------------------------------------------------
                Total           $379,564   $111,934   $491,498   $506,946   $506,241
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) After credit risk mitigation, excludes available-for-sale equity securities and other assets.
                (2) Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages at $33.2 billion.
                (3) Non-retail drawn includes loans, bankers' acceptances, deposits with banks and available-for-sale debt securities.
                (4) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
                (5) Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

                Credit quality of non-retail exposures

                The Bank's non-retail portfolio is well diversified by industry. As at April 30, 2009, 78% of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the Caribbean and Latin American region, are primarily to non-investment grade counterparties, based on the Bank's internal grade systems. There has not been a significant change in
                concentrations of credit risk since October 31, 2008.

                As at April 30, 2009, non-retail loans not assessed as impaired but with payments past due were $1.2 billion. This represented 1% of the total non-retail loan portfolio.

                Credit quality of retail exposures

                The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at April 30,
                2009, retail loans not assessed as impaired but with payments more than 30 days past due were $2.6 billion, of which 75% relate to insured and conventional residential mortgages. This represented 1.6%
                of the total retail loan portfolio.

                Retail standardized portfolio

                The retail standardized portfolio of $36 billion as at April 30, 2009
                (January 31, 2009 - $37 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $22 billion (January 31,
                2009 - $23 billion) related to mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of 80% or less at origination.

                Collateral

                Collateral held

                In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.

                Collateral pledged

                In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at April
                30, 2009, total assets pledged were $56 billion (January 31, 2009 -
                $55 billion; October 31, 2008 - $45 billion; April 30, 2008 -
                $46 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.

                (b) Liquidity risk

                Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The
                Bank's holdings of liquid assets, which can generally be sold or pledged to meet its obligations, amounted to $122 billion as at
                April 30, 2009 (January 31, 2009 - $108 billion; October 31, 2008 -
                $106 billion; April 30, 2008 - $112 billion), representing 24% of the
                Bank's total assets (January 31, 2009 - 21%; October 31, 2008 - 21%;
                April 30, 2008 - 25%).

                Contractual maturities

                The table below shows the contractual maturities of certain of the
                Bank's financial liabilities.

                                                 Payable on a fixed date
                                              ----------------------------
                                                                   Greater
            As at April    Payable   Payable      Less    One to      than
             30, 2009           on     after  than one      five      five
            ($ millions)    demand    notice      year     years     years     Total
            -------------------------------------------------------------------------
            Deposits      $ 38,740  $ 57,621  $183,120  $ 61,372  $  6,007  $346,860
            Subordinated
             debentures          -         -         -       251     6,108     6,359
            Capital
             instrument
             liabilities         -         -         -         -       500       500
            -------------------------------------------------------------------------
            Total         $ 38,740  $ 57,621  $183,120  $ 61,623  $ 12,615  $353,719
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            As at
             January 31,
             2009         $ 38,201  $ 54,654  $184,039  $64,016(2)$11,567(2)$352,477
            -------------------------------------------------------------------------
            As at
             October 31,
             2008         $ 37,157  $ 52,312  $186,818  $ 63,911  $ 11,234  $351,432
            -------------------------------------------------------------------------
            As at
             April 30,
             2008(1)      $ 26,097  $ 42,127  $112,847  $ 52,850  $ 11,927 $ 245,848
            -------------------------------------------------------------------------
            (1) Included in the Bank's contractual maturities of financial liabilities at April 30, 2008, are deposits recorded in Canada and the United States of $241 billion, representing 75% of the Bank's total deposits.
            (2) These amounts have been restated from those presented as at
                January 31, 2009 due to a reclassification between these categories.

                Commitments to extend credit

                In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. The majority of these commitments, which are not reflected on the Consolidated
                Balance Sheet, had a remaining term to maturity of less than one year for all periods presented.

                Derivative instruments

                The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at April 30, 2009, 49% (January 31, 2009 - 49%; April 30, 2008 - 56%)
                of the notional value of the Bank's derivative instruments mature within one year, while 86% (January 31, 2009 - 85%; April 30, 2008 -
                86%) mature within five years.

                (c) Market risk

                Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

                Interest rate risk

                Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

                Interest rate sensitivity

                Based on the Bank's interest rate positions, the following table shows the potential after-tax impact on the Bank's net income over the next 12 months and on the economic value of shareholders' equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

            As at                             April 30, 2009
            -------------------------------------------------------------------------
                                    Net income           Economic value of equity

                                       Other                         Other
                          Canadian    curren-           Canadian    curren-
            ($ millions)    dollar      cies     Total    dollar      cies     Total
            -------------------------------------------------------------------------
            100 bp
             increase     $    111  $     85  $    196  $    101  $   (249) $   (148)
            -------------------------------------------------------------------------
            100 bp
             decrease     $    (53) $   (103) $   (156) $    (65) $    259  $    194
            -------------------------------------------------------------------------

            As at           January 31, 2009      April 30, 2008
            -----------------------------------------------------
                                    Economic            Economic
                               Net  value of       Net  value of
            ($ millions)    income    equity    income    equity
            -----------------------------------------------------
            100 bp
             increase     $    145  $   (109) $    107  $   (259)
            -----------------------------------------------------
            100 bp
             decrease     $   (113) $    107  $    (99) $    233
            -----------------------------------------------------

                Non-trading foreign currency risk

                Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

                As at April 30, 2009, a one per cent increase (decrease) in the
                Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $37 million (January 31, 2009 - $37 million; April 30,
                2008 - $34 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at April 30, 2009, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately
                $190 million (January 31, 2009 - $187 million; April 30, 2008 - $153 million), net of hedging.

                Equity risk

                Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-
                sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 3.

                Trading portfolio risk management

                Market risk arising from the Bank's trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank's VaR by risk factor:

            One-day VaR by risk factor
            -------------------------------------------------------------------------
                             As at   For the three months ended      As at     As at
                          April 30          April 30, 2009      January 31  April 30
            ($ millions)      2009   Average      High       Low      2009      2008
            -------------------------------------------------------------------------
            Interest rate     13.9      15.9      19.1      12.8      14.9      14.0
            Equities           2.2       4.0       6.6       2.0       5.4       2.9
            Foreign exchange   2.5       2.2       3.5       0.7       2.8       1.5
            Commodities        2.4       2.9       4.3       1.9       3.6       2.8
            Diversification   (5.6)     (9.0)      n/a       n/a     (11.9)     (4.7)
            -------------------------------------------------------------------------
            All-Bank VaR      15.4      16.0      21.5      12.4      14.8      16.5
            -------------------------------------------------------------------------

                Hedges

                There are three main types of hedges for accounting purposes:
                (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

                In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
                The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

                In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $277 million (January 31, 2009 - loss of $276 million;
                April 30, 2008 - loss of $153 million). As at April 30, 2009, the maximum length of cash flow hedges outstanding was less than 10 years
                (January 31, 2009 - less than 10 years; April 30, 2008 - less than
                7 years).

                Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $21 million during the three months ended April 30, 2009
                (April 30, 2008 - gain of $3 million), of which a gain of $6 million
                (April 30, 2008 - gain of $11 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the six months ended April 30, 2009, the Bank recorded a gain of $48 million
                (April 30, 2008 - loss of $3 million) of which a gain of $9 million
                (April 30, 2008 - $7 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other
                comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

                In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.

                Items designated as trading

                The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.

                The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $4.8 billion as at April 30, 2009 (January 31, 2009 - $5.2 billion; April 30, 2008 - $7.5 billion). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2009, was a gain of $538 million (April 30, 2008 -
                gain of $53 million) and a gain of $228 million (April 30, 2008 -
                loss of $227 million), respectively. These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.

                The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $60 million as at
                April 30, 2009 (January 31, 2009 - $63 million; April 30, 2008 -
                $83 million). The change in fair value that was recorded through trading income for the three and six months ended April 30, 2009, was a loss of less than $1 million (April 30, 2008 - gain of less than
                $1 million) and a gain of $5 million (April 30, 2008 - loss of
                $3 million), respectively.

                The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $5,408 million as at April 30, 2009
                (January 31, 2009 - $2,998 million; April 30, 2008 - $97 million).
                The change in fair value that was recorded through trading and net interest income for the three and six months ended April 30, 2009 was a gain of $103 million (April 30, 2008 - loss of $4 million) and a gain of $125 million (April 30, 2008 - loss of $11 million), respectively.

                The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
                $12 million as at April 30, 2009 (January 31, 2009 - $135 million;
                April 30, 2008 - $573 million). The change in fair value that was recorded through net interest income for the three and six months ended April 30, 2009, was a gain of less than $1 million (April 30,
                2008 - loss of $3 million) and a loss of $2 million (April 30, 2008 -
                loss of $13 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was
                substantially offset by the changes in fair value of the related derivatives. As at April 30, 2009, the Bank is contractually obligated to pay $12 million to the holders of the notes at maturity
                (January 31, 2009 - $133 million; October 31, 2008 - $295 million).

                Reclassification of financial assets

                The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective
                August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at April 30, 2009, the fair values of the bond assets and preferred shares were $285 million (January 31, 2009 -
                $278 million; October 31, 2008 - $277 million) and $77 million
                (January 31, 2009 - $77 million; October 31, 2008 - $81 million), respectively. Due to the reclassification of bond assets, for the three and six months ended April 30, 2009, the Bank recorded pre-tax other comprehensive income gains of $12 million and losses of
                $3 million, respectively, relating to fair value movements. Due to the reclassification of preferred shares, for the three and six months ended April 30, 2009, the Bank recorded pre-tax other comprehensive income gains of $2 million and losses of $2 million, respectively, relating to fair value movements. If these
                reclassifications had not been made, these gains and losses would have been recorded in the Consolidated Statement of Income.

            10. Employee future benefits

                Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                                                             For the
                                    For the three months ended      six months ended
                ---------------------------------------------------------------------
                                April 30 January 31   April 30   April 30   April 30
                ($ millions)        2009       2009       2008       2009       2008
                ---------------------------------------------------------------------
                Benefit
                 expenses
                Pension plans   $    (12)  $     (2)  $      1   $    (14)  $      2
                Other benefit
                 plans                28         29         30         57         59
                ---------------------------------------------------------------------
                                $     16   $     27   $     31   $     43   $     61
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

            11. Segmented results of operations

                Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking,
                International Banking and Scotia Capital.

                The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in
                Note 1 of 2008 Consolidated Financial Statement. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

                Scotiabank's results, and average assets, allocated by these operating segments, are as follows:

                For the three months ended April 30, 2009
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  1,147   $    959   $    345   $   (364)  $  2,087
                Provision for
                 credit losses       188        115        159         27        489
                Other income         524        349        502        134      1,509
                Non-interest
                 expenses            899        729        231         27      1,886
                Provision for
                 income taxes        174        102        129        (86)       319
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         30          -          -         30
                               ------------------------------------------------------
                Net income(3)   $    410   $    332   $    328   $   (198)  $    872
                               ------------------------------------------------------
                Average assets
                 ($ billions)   $    191   $     95   $    189   $     44   $    519
                               ------------------------------------------------------

                For the three months ended January 31, 2009
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  1,146   $    947   $    338   $   (465)  $  1,966
                Provision for
                 credit losses       155        116         10          -        281
                Other income         556        471        366         (8)     1,385
                Non-interest
                 expenses            934        772        291         13      2,010
                Provision for
                 income taxes        175        114        103       (202)       190
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         28          -          -         28
                               ------------------------------------------------------
                Net income(3)   $    438   $    388   $    300   $   (284)  $    842
                               ------------------------------------------------------
                Average assets
                 ($ billions)   $    189   $     95   $    194   $     51   $    529
                               ------------------------------------------------------

                For the three months ended April 30, 2008
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  1,051   $    797   $    246   $   (221)  $  1,873
                Provision for
                 credit losses       102         60         (9)         -        153
                Other income         537        356        292        114      1,299
                Non-interest
                 expenses            890        615        243         46      1,794
                Provision for
                 income taxes        174        107         49       (121)       209
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         36          -          -         36
                               ------------------------------------------------------
                Net income(3)   $    422   $    335   $    255   $    (32)  $    980
                               ------------------------------------------------------
                Average assets
                ($ billions)    $    172   $     79   $    167   $     37   $    455
                               ------------------------------------------------------
                (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2009 ($77), January
                    31, 2009 ($70), and April 30, 2008 ($100), and for the six months ended April 30, 2009 ($147), and April 30, 2008 ($218), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
                (2) Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major
                    segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been
                    restated.
                (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

                For the six months ended April 30, 2009
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  2,293   $  1,906   $    683   $   (829)  $  4,053
                Provision for
                 credit losses       343        231        169         27        770
                Other income       1,080        820        868        126      2,894
                Non-interest
                 expenses          1,833      1,501        522         40      3,896
                Provision for
                 income taxes        349        216        232       (288)       509
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         58          -          -         58
                               ------------------------------------------------------
                Net income(3)   $    848   $    720   $    628   $   (482)  $  1,714
                               ------------------------------------------------------
                Average assets
                 ($ billions)   $    190   $     95   $    191   $     48   $    524
                               ------------------------------------------------------

                For the six months ended April 30, 2008
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  2,042   $  1,528   $    520   $   (403)  $  3,687
                Provision for
                 credit losses       193         90        (19)         -        264
                Other income       1,056        665        423        180      2,324
                Non-interest
                 expenses          1,779      1,183        434         67      3,463
                Provision for
                 income taxes        331        229         82       (240)       402
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         67          -          -         67
                               ------------------------------------------------------
                Net income(3)   $    795   $    624   $    446   $    (50)  $  1,815
                               ------------------------------------------------------
                Average assets
                 ($ billions)   $    170   $     74   $    162   $     36   $    442
                               ------------------------------------------------------
                (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2009 ($77),
                    January 31, 2009 ($70), and April 30, 2008 ($100), and for the
                    six months ended April 30, 2009 ($147), and April 30, 2008
                    ($218), to arrive at the amounts reported in the Consolidated
                    Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
                (2) Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major
                    segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been
                    restated.
                (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

            12. Acquisitions

                Current quarter

                On February 3, 2009, the Bank acquired an additional 24% of
                Thanachart Bank in Thailand for approximately $270 million, which increased the Bank's ownership from 24.99% to 49%. The investment will continue to be accounted for under the equity method of accounting.

                Prior quarter

                On December 12, 2008, the Bank completed the acquisition of Sun Life
                Financial Inc.'s 37.6% ownership stake in CI Financial Income Fund for approximately $2.3 billion. The consideration was in the form of
                $1.55 billion cash, $500 million common shares and $250 million non-umulative preferred shares. This investment is accounted for under the equity method of accounting.

                The Bank completed the acquisition of E(x)Trade Canada on
                September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of approximately
                $500 million. During the first quarter of 2009, the Bank completed the purchase price allocation and recorded goodwill of $430 million and intangibles of $32 million on the balance sheet.

            13. Subsequent events

                Redemption of subordinated debentures

                On May 12, 2009, the Bank redeemed all of its $325 million 5.75%
                subordinated debentures due May 12, 2014, at par plus accrued and unpaid interest to the redemption date.

                Issuance of Scotiabank Tier 1 Securities

                On May 7, 2009, the Bank completed an issue of 7.802% Scotiabank
                Tier 1 Securities in the amount of $650 million. These securities are issued by Scotiabank Tier 1 Trust which is a special purpose entity that will not be consolidated by the Bank, as the Bank is not the primary beneficiary. These securities qualify as Tier 1 capital, and will be reported on the consolidated balance sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

            Direct deposit service

            Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

            Dividend and Share Purchase Plan

            Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
            As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
            For more information on participation in the plan, please contact the transfer agent.

            Dividend dates for 2009

            Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

                Record Date                   Payment Date
                January 6                     January 28
                April 7                       April 28
                July 7                        July 29
                October 6                     October 28

            Annual Meeting date for fiscal 2009

            The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2009, will be held in St. John's, Newfoundland, on Thursday, April
8, 2010.

            Duplicated communication

            If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

            Website

            For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

            Conference call and Web broadcast

            The quarterly results conference call will take place on May 28, 2009, at
2:00 p.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-732-0232 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
            A telephone replay of the conference call will be available from May 28,
2009, to June 11, 2009, by calling (416) 640-1917 and entering the identification code 21306231 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

            -------------------------------------------------------------------------

            Contact information

            Investors:

            Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance
            Department:

                Scotiabank
                Scotia Plaza, 44 King Street West
                Toronto, Ontario, Canada M5H 1H1
                Telephone: (416) 866-5982
                Fax: (416) 866-7867
                E-mail: investor.relations(at)scotiabank.com

            Media:

            For other information and for media enquiries, please contact the Public,
            Corporate and Government Affairs Department at the above address.

                Telephone: (416) 866-3925
                Fax: (416) 866-4988
                E-mail: corpaff(at)scotiabank.com

            Shareholders:

            For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

                Computershare Trust Company of Canada
                100 University Avenue, 9th Floor
                Toronto, Ontario, Canada M5J 2Y1
                Telephone: 1-877-982-8767
                Fax: 1-888-453-0330
                E-mail: service(at)computershare.com

                Co-Transfer Agent (U.S.A.)
                Computershare Trust Company N.A.
                250 Royall Street
                Canton, MA 02021 U.S.A.
                Telephone: 1-800-962-4284

            For other shareholder enquiries, please contact the Finance Department:

                Scotiabank
                Scotia Plaza, 44 King Street West
                Toronto, Ontario, Canada M5H 1H1
                Telephone: (416) 866-4790
                Fax: (416) 866-4048
                E-mail: corporate.secretary(at)scotiabank.com

            Rapport trimestriel disponible en frangais

            Le Rapport annuel et les itats financiers de la Banque sont publiis en frangais et en anglais et distribuis aux actionnaires dans la version de leur choix. Si vous prifirez que la documentation vous concernant vous soit adressie en frangais, veuillez en informer Relations publiques, Affaires de la sociiti et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'itiquette d'adresse, afin que nous puissions prendre note du changement.

            The Bank of Nova Scotia is incorporated in Canada with limited liability.
            >>

            %SEDAR: 00001289EF          %CIK: 0000009631

            /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Public Affairs, (416) 866-7238/
            (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 11:26e 28-MAY-09